Exhibit 99.3

Kinross Gold Corporation

Notice of 2016 annual meeting of shareholders

Notice is hereby given that the 2016 annual meeting of shareholders of Kinross Gold Corporation (Kinross) will be held at Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario M5V 3G5 on Wednesday, May 11, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

•	to receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2015 and the report of the auditors thereon;
•	to elect directors of Kinross for the ensuing year;
•	to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Kinross for the ensuing year and to authorize the directors to fix their remuneration;
•	to consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation; and
•	to transact such other business as may properly come before the meeting or any adjournment thereof.

This notice is accompanied by a management information circular (or circular) which provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice of meeting.

Shareholders who are unable to attend the meeting are requested to vote by proxy so that as large a representation as possible may be had at the meeting. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.

Internet voting	For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form For registered shareholders, go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

The board of directors of Kinross has passed a resolution fixing the close of business on March 16, 2016 as the record date for the determination of the registered holders of common shares that will be entitled to notice of, and to vote at, the meeting and any adjournment of the meeting. Proxies to be used or acted upon at the meeting must be deposited with the Kinross transfer agent by 10:00 a.m. (Toronto time) on May 9, 2016, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

The contents of this circular and the sending thereof to the shareholders of the company have been approved by the board of directors.

DATED at Toronto, Ontario this 22nd day of March, 2016.

By order of the board of directors

“Shelley M. Riley”

Shelley M. Riley

Corporate Secretary

Kinross Gold Corporation

Management information circular

Contents

Voting
Delivery of proxy materials	3
Who can vote	3
How to vote	4
Changing your vote	5
Questions	7

Business of the meeting
Items of business	8
About the nominated directors	11

Compensation
Letter to shareholders	18
Compensation governance	21

Directors
● Compensation discussion and analysis	27
● Director compensation table	29

Executives
● Compensation discussion and analysis	30
● 2015 results	46
● Key summary tables	58

Governance	68
Role of the board	70
Board committee reports	76

Other information	81

Appendices
Charter of the board of directors	83
Schedule A to the Charter of the board of directors	85

2   Kinross Gold Corporation

Delivery of proxy materials

This year, Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2016 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2015 Annual Report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provides instructions on voting at the meeting. To receive a paper copy of the circular or the 2015 Annual Report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Voting

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

The circular provides additional information respecting the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 22, 2016 and, unless otherwise stated, the information in this circular is as of March 22, 2016.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross financial statements, prepared in accordance with International Financial Reporting Standards (IFRS).

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

Who can vote

Holders of common shares of Kinross (common shares or shares) at the close of business on March 16, 2016 (the record date) and their duly appointed representatives are eligible to vote.

Shares outstanding

As of March 22, 2016, there were 1,244,137,896 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross carrying 10% or more of the voting rights attached to any class of voting securities of Kinross.

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How to vote

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

•	You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).
•	You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time to the company or its transfer agent for the mailing and return of the legal proxy by the proxy deposit date.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the company or its transfer agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective. If you have any questions, please contact the person who services your account.

Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary no later than 10:00 a.m. (Toronto time) on Monday, May 9, 2016, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

4   Kinross Gold Corporation

Registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can

•	provide your voting instructions by completing and returning the form of proxy, or
•	provide your instructions by telephone or the internet in accordance with the instructions appearing on the form of proxy, or
•	choose another person (called a proxyholder) to attend the meeting and vote your shares for you.

In each case, you will need to complete the form of proxy and return it to the transfer agent.

Telephone or online

If you wish to vote in person at the meeting, you may still provide voting instructions using the form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, proxies must be received by Kinross’ transfer agent no later than 10:00 a.m. (Toronto time) on May 9, 2015 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Your proxyholder may then vote on your behalf at the meeting.

Changing your vote

Non-registered (beneficial) shareholders

You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 9, 2016, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders

You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent before 10:00 a.m. (Toronto time) on May 9, 2016, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

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Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:

•	for the election as directors of Kinross of the proposed nominees set forth in this circular
•	for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration
•	for the advisory resolution on the company’s approach to executive compensation

The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Shareholder Services to provide the following services in connection with the meeting:

•	reviewing and analyzing the circular,
•	recommending corporate governance best practices where applicable,
•	liaising with proxy advisory firms,
•	developing and implementing shareholder communication and engagement strategies,
•	advising with respect to the meeting and proxies,
•	reporting on and reviewing the tabulation of proxies, and
•	soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $76,500 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Shelley M. Riley (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

6   Kinross Gold Corporation

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:

•	inserting the person’s name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or
•	completing another proper form of proxy.

Required quorum for the meeting

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Questions

If you have questions, you may contact the company’s proxy solicitation agent, Kingsdale Shareholder Services.

North America (toll-free phone): 1-866-851-3217

outside North America: (416) 867-2272

fax: (416) 867-2271

toll-free fax (North America): 1 (866) 545-5580

mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2

e-mail: contactus@kingsdaleshareholder.com

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Business of the meeting

Items of business

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following four matters and, vote on them as required:

1 — Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2015 and the report of the auditors on the financial statements will be received.

2 — Election of directors

The company’s board of directors (the board) is currently comprised of ten directors and it is proposed to appoint nine individuals effective as of May 11, 2016. At the meeting, the shareholders will be asked to elect nine directors in accordance with Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

THE BOARD OF DIRECTORS OF KINROSS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE ELECTION AS DIRECTORS, THE NOMINEES WHOSE NAMES ARE SET FORTH IN THIS MANAGEMENT INFORMATION CIRCULAR.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on Page 11, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and is available for review on the company’s website at www.kinross.com. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee. The corporate governance and nominating committee will review the matter and make a recommendation to the board whether to accept the director’s resignation. The resignation will be effective when accepted by the board. The board expects that the resignations will be accepted absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the corporate governance and nominating committee or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicate shareholders’ meeting and shall promptly issue a news release with the board’s decision. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on Page 11.

3 — Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

8   Kinross Gold Corporation

For the fiscal years ended December 31, 2015 and December 31, 2014, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2015 CAD$(1)	% of Total Fees(2)	2014 CAD$(1)	% of Total Fees(2)
Audit Fees:
Kinross – general	3,914,000	91	3,772,000	86
Kinross – securities matters	-	-	270,000	6
Total Audit Fees	3,914,000	91	4,042,000	92
Audit – Related Fees:
Translation services	135,000	3	135,000	3
Due Diligence	-	-	-	-
Other	25,000	1	25,000	1
Total Audit – Related Fees	160,000	4	160,000	4
Tax Fees:
Compliance	50,000	1	-	-
Planning and advice	79,000	2	57,000	1
Total Tax Fees	129,000	3	57,000	1
All Other Fees:	80,000	2	149,000	3

Total Fees	4,283,000	100	4,408,000	100

1.	All amounts are rounded to the nearest $1,000.

2.	All percentages are rounded to the nearest whole percent.

THE BOARD OF DIRECTORS OF KINROSS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE APPOINTMENT OF KPMG LLP OF TORONTO, ONTARIO AS AUDITORS OF THE COMPANY.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4 — Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under “Compensation” starting on Page 18.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on Page 21 under the heading “Say on pay and shareholder engagement”.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2016 annual meeting of shareholders of the company.”

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee will take into account the results of the vote when considering future executive compensation arrangements.

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THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE ADVISORY RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THIS MANAGEMENT INFORMATION CIRCULAR.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2017 shareholder proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2017 is March 11, 2017.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company’s by-laws (by-laws). The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available upon request to the Corporate Secretary of the company.

10   Kinross Gold Corporation

About the nominated directors

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is current as of December 31, 2015.

Continuing directors:

The following nominees were elected as directors at Kinross’ 2015 annual meeting of shareholders and are being proposed for re-election at the meeting.

Toronto, Ontario, Canada

Director since

January 19, 1994

Skill/area of experience(6)

•    Managing or leading growth

•    Senior officer

•    Operations

•    Information technology

•    Investment banking/mergers & acquisitions

•    Financial literacy

•    Communications, investor relations, public relations and media

•    Governance/board

John A. Brough (69) | Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Professional Accountants of Ontario.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	642,225,608		97.40		56.03
Withheld	17,136,667		2.60		1.49

2015 board and committee membership						Attendance
Board of directors						9 of 9 (100%)
Audit and risk						4 of 4 (100%)
Human resource and compensation						6 of 6 (100%)

Public board memberships				Board committee memberships
Silver Wheaton Corp.				Audit (Chair), Governance and nominating
First National Financial Corp				Lead Director, Audit (Chair)
Canadian Real Estate Investment Trust (CREIT)				Audit (Chair), Investment

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership guidelines(2)
2015	nil	23,752	155,084	178,836	1,045,043	Yes – 166%
2014	nil	23,752	98,704	122,456	901,302
Change	nil	nil	56,380	56,380	143,741
Planned retirement(5) 2019

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Toronto, Ontario, Canada

Director since

May 31, 1993

Skill/area of experience(6)

•    Managing or leading growth

•    International

— Senior Officer

•    Investment banking/mergers & acquisitions

•    Financial literacy

•    Communications, investor relations, public relations and media

•    Corporate responsibility and sustainable development

•    Government relations

•    Governance/board

•    Legal

— Operations

John M. H. Huxley (70) | Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., and the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	642,773,642		97.48		56.07
Withheld	16,588,633		2.52		1.45

2015 board and committee membership					Attendance
Board of directors					8 of 9 (89%)
Audit and risk					4 of 4 (100%)
Human resource and compensation					6 of 6 (100%)
Corporate governance and nominating					6 of 6 (100%)

Public board memberships				Board committee memberships
Transeastern Power Trust				Audit (Chair), Compensation, Governance

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	41,337	174,497	215,834	1,786,052	Yes – 284%
2014	nil	41,337	121,939	163,276	1,648,552
Change	nil	nil	52,558	52,558	137,500
Planned retirement(5)
2017

Toronto, Ontario, Canada

Director since

May 6, 2015

Skill/area of experience(6)

•    Human Resources

•    Senior Officer

— Managing or leading growth

•    Operations

•    Corporate Responsibility and Sustainable Development

•    Information Technology

Ave G. Lethbridge (54) | Independent

Ms. Lethbridge is currently EVP and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric company, a position that she has held since November 2013. During her career spanning 18 years, from 1998 to present, with Toronto Hydro, she has held various progressive leadership positions in areas encompassing environment, health and safety, corporate social responsibility, labour relations, workforce planning, talent management, succession planning and leadership development. From 1998 to 2002, she was Director, Organizational Development and Leader of Business Transformation Change; from 2002 – 2004 as Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 – 2007 as Vice President, Human Resources and Organizational Effectiveness; from 2008 – 2013 as Vice President, Organizational Effectiveness and Environment Health and Safety. Prior to joining Toronto Hydro, Ms. Lethbridge was Senior Manager with Scarborough Public Utilities from 1987 to 1997 and was a Human Resources Consultant with Great West Gas from 1981 to 1987.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from the Pepperdine University, CA. She has completed the Directors’ Education Program from the Institute of Corporate Directors (ICD) at the Rotman School of Management of the University of Toronto in 2011. She completed the Strategic Organizational Change Program in 1998 and the Advanced Human Resources Management Program in 1996 from the University of Toronto, Rotman School of Business. She is a Certified Human Resources Executive having obtained her Certificate in Human Resources Management in 1994. She has also completed several financial literacy programs for executives including courses from the Rotman School of Management of the University of Toronto and the Harvard Business School. Ms. Lethbridge currently serves on the Board of Governors of the Georgian College.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	652,907,481		99.02		56.07
Withheld	6,454,794		0.98		0.56

2015 board and committee membership					Attendance(9)
Board of directors					5 of 5 (100%)
Audit and Risk					2 of 2 (100%)
Human resource and compensation					4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	nil	32,417	32,417	81,667	N/A(3)
2014	nil	nil	nil	nil	nil
Change	nil	nil	32,417	32,417	81,667

12   Kinross Gold Corporation

Vancouver, British Columbia, Canada

Director since

October 26, 2005

Skill/area of experience(6)

•    Managing or leading growth

•    International

•    Operations

•    Mining or global resource industry

•    Investment banking/mergers & acquisitions

•    Corporate responsibility and sustainable development

•    Government relations

•    Governance/board

Catherine McLeod-Seltzer (55) | Independent

Ms. McLeod-Seltzer has been the Non-Executive Chairman and a director of Bear Creek Mining, a silver mining company, since 2003 and was the Non-Executive/Independent Chairman and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	640,780,494		97.18		55.90
Withheld	18,580,281		2.82		1.62

2015 board and committee membership					Attendance
Board of directors					9 of 9 (100%)
Human resource and compensation(8)					3 of 3 (100%)
Corporate Responsibility and Technical					7 of 7 (100%)
Corporate Governance and Nominating					3 of 3 (100%)

Public board memberships				Board committee memberships
Bear Creek Mining Corporation				none
Lowell Copper Ltd.				none
Major Drilling Group International Inc. Grenville Strategic Royalty Corp.				Compensation and Safety Lead Director, Compensation, Corporate Governance

Securities held
Year	Common share warrants (#)	Common share (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	12,296	141,626	153,922	1,035,999	Yes – 164%
2014	nil	12,296	92,891	105,187	908,499
Change	nil	nil	48,735	48,735	127,500

Halifax, Nova Scotia, Canada

Director since

March 7, 1995

Skill/area of experience(6)

•    Managing or leading growth

•    International

•    Operations

•    Information technology

•    Human resources

•    Investment banking/mergers & acquisitions

•    Financial literacy

•    Communications, investor relations, public relations and media

•    Government relations

•    Governance/board

John E. Oliver (66) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia. He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialist groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the company in August 2002.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	638,004,438		97.18		55.66
Withheld	21,357,837		3.24		1.86

2015 board and committee membership					Attendance
Board of directors, chair					9 of 9 (100%)
Human resource and compensation					6 of 6 (100%)

Public board and committee memberships: none
Securities held
Year	Common share warrants (#)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	7,360	297,825	305,185	2,067,818	Yes – 328%
2014	nil	7,360	212,778	220,138	1,845,318
Change	nil	nil	85,047	85,047	222,500
Planned retirement(5)
2018

2016 Management information circular   13

Horseshoe Bay, Texas, USA

Director since

May 6, 2015

Skill/area of experience(6)

•    International

•    Operations

•    Mining, global resource industry

•    Corporate responsibility and sustainable development

•    Mergers and acquisitions

•    Senior Officer

Kelly J. Osborne (59) | Independent

Mr. Osborne most recently resigned as President and Chief Executive Officer of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2015 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company and as Plant Manager from 1992 to 1998 with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company which later merged into Barrick Gold Corporation in 2002. Starting as Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and as a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	653,101,202		99.05		56.97
Withheld	6,261,073		0.95		0.55

2015 board and committee membership					Attendance(9)
Board of directors					5 of 5 (100%)
Corporate Responsibility and Technical					4 of 4 (100%)
Corporate Governance and Nominating					3 of 3 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	nil	31,756	31,756	80,000	N/A(3)
2014	nil	nil	nil	nil	Nil
Change	nil	nil	31,756	31,756	80,000

Calgary, Alberta, Canada

Director since

April 3, 2013

Skill/area of experience(6)

•    Managing or leading growth

•    International

•    Senior officer

•    Operations

•    Mining or global resource industry

•    Investment banking/mergers & acquisitions

•    Financial literacy

•    Corporate responsibility and sustainable development

Una M. Power (51) | Independent

Ms. Power is the retired CFO and Senior Vice President of Nexen Energy ULC., a former publicly-traded oil and gas company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen spanning 24 years, she has held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 – 2009, Treasurer; from 1998 – 2002, Controller; and, from 1997 – 1998, Manager, Investor Relations. Prior to joining Nexen, Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Professional Accountant, Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	651,671,222		98.83		56.85
Withheld	7,690,553		1.17		0.67

2015 board and committee membership					Attendance
Board of directors					9 of 9 (100%)
Audit and risk					4 of 4 (100%)
Corporate responsibility and technical					7 of 7 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2015	nil	nil	186,879	186,879	643,462	Yes – 102%
2014	nil	nil	93,231	93,231	398,462
Change	nil	nil	93,648	93,648	245,000

14   Kinross Gold Corporation

Toronto, Ontario, Canada

Director since

August 1, 2012

Skill/area of experience(6)

•    Managing or leading growth

•    International

•    Senior officer

•    Operations

•    Mining or global resource industry

•    Investment banking/mergers & acquisitions

•    Financial literacy

•    Communications, investor relations, public relations and media

•    Corporate responsibility and sustainable development

•    Government relations

J. Paul Rollinson (54) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1988 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2015 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	650,105,380		98.60		56.71
Withheld	9,256,895		1.40		0.81

2015 board and committee membership(4)					Attendance
Board of directors					9 of 9 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Restricted Share Units (RSUs) (#)(7)	Total common shares and RSUs (#)(7)	Total at-risk value of common shares and RSUs (CAD $)(1), (7)	Meets share ownership guidelines(2)
2015	nil	498,863	1,945,890	2,444,753	13,296,082	Yes – 192%
2014	nil	277,452	1,202,145	1,479,597	10,805,559
Change	nil	221,411	743,745	965,156	2,490,523
Options held
Date granted	Expiry date	Exercise price ($)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised ($)
22/02/11	22/02/18	16.25	152,966	152,966	–
21/02/12	21/02/19	10.87	196,769	196,769	–
17/09/12	17/09/19	9.98	146,384	146,384	–
19/02/13	19/02/20	8.03	303,545	455,318	–
24/02/14	24/02/21	5.82	179,522	538,567	–
13/02/15	13/02/22	3.37	0	738,940
Total			979,186	2,228,944	–

1.	Book value was calculated using the grant price for DSUs and RSUs and the cost at the time of purchase for common shares.
2.	The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See “Share ownership” for independent directors on Page 28. For Mr. Rollinson, see “Share ownership” on Page 33.
3.	Mr. Osborne and Ms. Lethbridge were appointed to the board on May 6, 2015 and have until May 5, 2020 to meet their shareholding requirement.
4.	Mr. Rollinson is not a member of any board committee as, due to being Chief Executive Officer, he is not an independent director.
5.	See Page 16 for the year in which these directors intend to retire and not stand for re-election to the board.
6.	See “Skills and experience” on Page 72 for a description of such skills/experience.
7.	Includes 100% of restricted performance share units (RPSUs).
8.	For part of the year until May 2015.
9.	Ms. Lethbridge and Mr. Osborne had fewer meetings to attend in 2015 than the rest of the board since their appointment on May 6, 2015.

2016 Management information circular   15

New Nominee for Director

During 2015, the corporate governance and nominating committee and the board completed a detailed review of the composition of the board considering the expected retirement of John K. Carrington in 2016. Various considerations were taken into account during the review process, including the skills and experience of the board in key areas, succession planning, board diversity, and board continuity. The review process culminated in the appointment of Mr. Ian Atkinson as director effective as of February 10, 2016, and he will be nominated for election as director for the first time at the meeting.

The Woodlands, Texas USA

New Director nominee

Skill/area of experience(1)

•    Managing or leading growth

•    International

•    Senior officer

•    Operations

•    Mining or global resource industry

•    Corporate Responsibility and sustainable development

•    Mergers and Acquisitions

Ian Atkinson (66) | Independent

Mr. Atkinson was most recently the President & CEO and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996.

From May 1979 to August 1991, he held various progressive leadership positions with Noranda Exploration Company Limited, starting as their Senior District Geologist from 1979 to 1983; Assistant Manager from 1983 to 1986; Manager from 1986 to 1990 and Assistant Regional Manager from 1990 to 1991.

From June 1978 to May 1979 he was Senior Geologist with Resource Associates of Alaska, Inc. and was Regional Geologist with McIntyre Mines Limited from April 1974 to May 1978. He was Field Geologist with Yvanex Developments Limited from May 1973 to March 1974.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. He is also a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Society of Exploration Geophysicists and the Canadian Institute of Mining and Metallurgy.

Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England. He has completed a course on ‘Finance for the Non-Financial Manager’ from the University of Michigan Business School. He has also completed the Queen’s Executive Program from Queen’s University, Ontario and the Leadership Development Programme from the Niagara Institute, Ontario.

Public board memberships	Board committee memberships
Globex Mining Enterprises Inc.	Compensation, Audit and Governance

1.	See “Skills and experience” on Page 72 for a description of such skills/experience.

For a discussion regarding directors’ compensation, please refer to Page 27.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found under the section entitled “Governance” on Page 68.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during the financial year 2015 can be found under the section entitled “Role of the board of directors” on Page 70.

Over the next three years, the following directors intend to retire and not stand for re-election at the meeting of shareholders in the year specified opposite their names.

Director	Retirement
John M. H. Huxley	2017
John E. Oliver	2018
John A. Brough	2019

16   Kinross Gold Corporation

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)	been a director or executive officer of any company (including the company) that, while that person was acting in that capacity,
	i.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;
	ii.	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
	iii.	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Committee membership and independence

The table below shows the 2015 board committee membership of each independent director standing for re-election at the meeting.

Committees
	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
John Brough	chair			√
John Huxley	√	chair		√
Ave Lethbridge	√			√
Catherine McLeod-Seltzer		√	chair
John Oliver				chair
Kelly Osborne		√	√
Una Power	√		√

2015 attendance record of former directors(1)

The table below provides the attendance record, at board and committee meetings, of former directors who held office during 2015.

	Board Meetings	Committee meetings
		Audit and Risk	Corporate Governance and Nominating	Corporate Responsibility and Technical	Human Resource and Compensation
John Carrington(2),(3)	8 of 9 (89%)	N/A	3 of 3 (100%)	7 of 7 (100%)	N/A
Kenneth Irving(4)	1 of 1 (100%)	N/A	1 of 1 (100%)	1 of 1 (100%)	N/A
John Keyes(5)	4 of 4 (100%)	N/A	N/A	3 of 3 (100%)	N/A
Terence Reid(5)	4 of 4 (100%)	2 of 2 (100%)	3 of 3 (100%)	N/A	N/A
Ruth Woods(5)	4 of 4 (100%)	N/A	3 of 3 (100%)	N/A	3 of 3 (100%)

1.	The attendance record of directors standing for re-election at the meeting is provided under their respective biographical information in the section entitled “About the nominated directors” starting on Page 11.
2.	Mr. Carrington is not standing for re-election at the meeting.
3.	Mr. Carrington was appointed to the corporate governance and nominating committee on May 6, 2016.
4.	Mr. Irving resigned effective February 10, 2015.
5.	Messrs. Keyes and Reid and Ms. Woods held office until May 6, 2015 and did not stand for re-election at the 2015 shareholders’ meeting.

2016 Management information circular   17

Kinross senior leadership team and named executive officers (NEOs):
•	J. Paul Rollinson, President and Chief Executive Officer
•	Tony S. Giardini, Executive Vice-President and Chief Financial Officer
•	Warwick P. Morley-Jepson, Executive Vice-President and Chief Operating Officer
•	Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations & Chief Legal Officer
•	Gina M. Jardine, Senior Vice-President, Human Resources

Compensation

Letter to shareholders

A key role of the human resource and compensation committee is to establish performance targets, monitor the performance of the Company and executives, and then determine the appropriate compensation payable to senior executives aligned to such performance. Four years ago, Kinross President and CEO, J. Paul Rollinson, set out four key principles to guide how the Company manages the business. These principles have formed the foundation for our performance targets and assessment of performance:

•	Focus on operational excellence
•	Quality over quantity
•	Disciplined capital allocation
•	Maintaining a strong balance sheet

Four-year Plan Performance

By holding firmly to these four principles, Kinross has been able to consistently deliver strong performance each year. Over the past four years, while the gold price has fallen from about $1700 per ounce to $1100 per ounce (or less), Kinross has:

•	Consistently met or outperformed guidance targets
•	Grown its cash position, while paying off debt
•	Maintained a strong balance sheet
•	Reduced costs, including two overhead cost reductions, and a significant reduction in capital spend
•	Maintained one of the best safety records in the industry

During this time, Kinross has produced over 10 million ounces of gold and, over the next four years, expects to maintain this level of production and its solid record of operational dependability and balance sheet strength.

2015 Performance

In 2015, Kinross continued its prudent and disciplined approach to deliver on a number of key fronts despite multiple years of falling gold prices. In 2015, the Company achieved the following:

•	Met or outperformed guidance on all key metrics: cost, production and capital expenditures
•	Successfully dealt with operational challenges, including heavy rains in Chile and drought in Brazil
•	Implemented a number of operational improvements, including enhancing heap leach operations at Round Mountain
•	Maintained a strong balance sheet and generated solid free cash flow
•	Delivered the best safety results in the Company’s history

18   Kinross Gold Corporation

In addition, despite facing the same gold price pressures and share price declines as industry peers, management took the following decisive actions to strongly position Kinross for the future:

•	Acquired Bald Mountain and the remaining half of Round Mountain
•	Advanced development of the two-phased approach for the Tasiast mill expansion
•	Reduced headcount to achieve an expected 20% savings on overhead costs, including closing the Denver office
•	Reduced the labour force at Tasiast and made other changes to reduce Kinross’ cost of sales and all-in sustaining cost for 2016
•	Completed a pre-feasibility study which, along with exploration results, has demonstrated strong potential at La Coipa
•	Maintained reserves at 34 million gold ounces with additions largely offsetting depletion over the year. Grew measured and indicated mineral resources by about 24%

Performance and Pay

In setting performance measures and assessing company performance, the human resource and compensation committee considers the following:

•	Management’s performance on what they can control (e.g. production, costs, health and safety, capital decisions, etc.)
•	Financial outcomes, which are heavily driven by the gold price
•	Market outcomes, such as total shareholder return (TSR), which are affected by the gold price as well as broader market conditions and geopolitical concerns
•	Management’s disciplined approach that balances opportunity against risk

The human resource and compensation committee wants to recognize and reward actions which are in the long-term best interests of the Company, especially considering the volatile and cyclical nature of the gold price and the industry. We do not focus so much on short-term share price movements, that we risk incenting management to make decisions which may have a short-term positive impact, but which are not in the best long-term interests of the Company. Therefore, the short-term incentive plan measures are primarily aligned to the Company strategy and the four key principles set out by our CEO, with TSR included as one component. Share price performance determines the value of equity on vesting, and is a significantly weighted measure in our restricted performance share units (RPSUs).

In recent years, Kinross has continued to execute on its strategy, and demonstrated a thoughtful, rigorous and long-term approach to managing the business in a volatile gold market. Management has shown that it is not overpromising simply to drive up the share price, but instead is focused on consistent delivery of operational results, aiming to earn positive share price performance through its achievements rather than as a result of speculation. Management has not been afraid to make difficult decisions such as deferring the Tasiast mill expansion, applying the fully loaded cost methodology on reserves (although this resulted in a decrease in the reserves at certain mine sites), and suspending high-cost operations. These may not have had positive immediate impacts on the share price, but they were the right decisions for the long-term success of the business.

We also recognize that because of the volatility in the gold industry, compensation realized by executives will vary substantially from the granted value (as shown in the graph) not because of poor performance, but due to broader industry factors beyond their control. Typically, in other industries, a greater proportion of compensation granted will be realized.

2016 Management information circular   19

In assessing 2015 performance, the human resource and compensation committee recognized the strong operational results and the strategic actions taken to better position the Company for the future. We also considered that Kinross’ share price performance was at the median of its performance peer group. As a result, we made the following decisions:

•	Rated Company performance at 100%
•	Decreased CEO total direct compensation 9% (24% in U.S. dollars)
•	Decreased total direct compensation for the named executives (in aggregate, excluding one-time payments) by 11% (26% in U.S. dollars)
•	Froze salaries for a second year for all named executives except the COO
•	Awarded 78% or more of executives’ annual total direct compensation in “at-risk” pay, 50% or more in the form of equity, and half of the equity in the form of RPSUs for all named executives
•	Reduced the number of directors from 12 to 9 since beginning our Board “refresh” and maintained director compensation levels

Governance and shareholder engagement

In 2015, Kinross engaged with shareholders and the leading proxy advisory groups to gather feedback and share its perspectives on compensation and Company performance. The human resource and compensation committee also considered shareholder feedback from the two prior years in our annual review of compensation and governance programs. We believe our programs demonstrate good governance and are aligned to best practices; the changes we have made in recent years further enhance that alignment.

As reported last year, one of the key themes from shareholders related to a Board “refresh”. The Board has focused on overseeing and maintaining robust governance standards and succession planning, including a continuing refresh program evidenced by recent departures and additions, term limits and a mandatory retirement age, as well as published retirement dates and a diversity policy. As part of this refresh, the Company was pleased to announce the addition of a new Board member who brings a strong technical skillset to our Board.

Kinross has been recognized for its high governance standards by a number of public governance indices and surveys and its shareholders have been generally very supportive of the work it is doing – which was demonstrated by the strong support (94%) received for its 2015 “Say on Pay” vote.

Thank you for your continued support, as well as your ongoing feedback.

Sincerely,

John Oliver
Chair of the Board and Chair of the Human Resource and

Compensation Committee

20   Kinross Gold Corporation

Compensation governance

Compensation oversight

Oversight of Kinross’ director and executive compensation programs falls under the human resource and compensation committee.

Five independent directors currently sit on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and the chairs of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may benefit from input from their respective committees and expertise.

The committee also includes directors with ongoing direct industry involvement and relevant legal background, resulting in a well-rounded skill and knowledge base. All such directors are independent, and their average tenure on the human resource and compensation committee is more than ten years.

All of the human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member has specific experience and expertise in executive compensation and human resources management, and one member serves on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate.

Three human resource and compensation committee members are also members of the audit and risk committee thus helping ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under “About the nominated directors”, starting on Page 11.

Say on pay and shareholder engagement

Kinross is committed to engaging with its shareholders on a range of matters, from company performance to corporate responsibility, and from governance to executive compensation (see also “About shareholder engagement” on Page 81). Over the past year, Kinross board members and senior executives have engaged with our shareholders on a number of occasions to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com. Our “say on pay” voting results are summarized below.

Year	Votes “for” (%)
2011	95.67
2012	78.47
2013	78.34
2014	74.75
2015	94.11

We began our first shareholder outreach initiative specific to compensation and governance following the 2014 “say on pay” vote, and contacted shareholders who had holdings totalling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. This shareholder outreach program was very successful, leading to a very productive dialogue between Kinross management and the board, and key shareholders. Details regarding key items raised during these meetings, and the company’s response, were disclosed in our 2015 management information circular.

2016 Management information circular   21

In 2015, we continued our shareholder outreach program, again reaching out to a number of our top shareholders holding, in aggregate, over one-third of our issued and outstanding shares, and the two proxy advisory firms. We valued the opportunity to again share our approach to measuring company performance and executive compensation, as well as reviewing highlights of our governance program. Generally the feedback from our shareholders was very supportive of our approach and our programs, which we believe was also reflected in the high degree of support we saw for our ‘say on pay’ vote in 2015, of 94%. We expect such shareholder engagement to become an ongoing part of how we do business.

Over the past two years, we have made a number of changes to our compensation and governance programs, based on a review of best practices, as well as shareholder feedback, including the following:

•	Board governance: Continued focus on board refresh, including implementing term limits in addition to mandatory retirement age, enhanced disclosure of upcoming retirements of board members, adjustments to membership of key committees, and adding a new board member with technical skills. Made changes to the By-laws, including removing the casting vote for the chair and increasing the requirement for shareholder quorum from 5% to 25%.
•	Implemented board and employee diversity policies: The board diversity policy encourages board composition which reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In 2015 the board set a specific target for gender diversity of one-third women. The company also established a committee focused on employee diversity and developed an employee diversity policy along with specific activities aimed at increasing the representation of women.
•	Reduced severance payments on change of control: Beginning with our chief operating officer who assumed the role on October 1, 2014, the severance payable for all newly appointed senior executives on change of control is limited to two times salary, bonus and benefits. We now have two of our five NEOs with this lower severance payment on change of control.
•	Increased proportion of RPSUs and reduced options: We have increased the proportion of equity granted in the form of restricted performance share units (RPSUs) five times since we began offering RPSUs. For 2014, the President and CEO received 50% of his equity in the form of RPSUs. For 2015, all named executive officers received 50% of their equity as RPSUs. Options now represent just 20% of the total equity granted to these executives.
•	Revised measures for short-term incentive plans: In 2014 we revised the measures for our short-term incentive plan to provide greater clarity to our shareholders on the priorities and the way we determine the final company performance multiplier, and to formally incorporate total shareholder returns. We also enhanced our disclosure of our performance metrics, the rationale for selecting these, and how they are aligned to our strategy. In 2015, based on shareholder feedback, we also assessed a number of additional metrics, including return measures and “per share” measures, however decided not to incorporate these into our incentive plans at this time, as further discussed under “Assessing 2015 company performance” beginning on Page 47.
•	Increased alignment to total shareholder returns (TSR) in compensation plans: We have long aligned executive compensation to TSR by granting a significant component of total compensation in the form of equity. Since we implemented RPSUs for 2008 compensation, we have included relative TSR as a metric in that plan, currently determining 50% of the final vesting. In 2014 we formally incorporated relative TSR as a metric making up 25% of the company component of our executives’ short-term incentives. We have also enhanced disclosure regarding the alignment of the executive experience to that of shareholders, including realized and realizable pay, and increased our disclosure relating to the alignment of executive pay and company performance.
•	Adjusted our target pay level and comparator group: We changed the target pay level to the median of our comparator group. We also made changes to the composition of our comparator group, and implemented a ‘performance peer group’ made up of comparable gold companies for use in assessing relative TSR in our short-term incentive plan and our RPSU plan.

22   Kinross Gold Corporation

•	Revised equity plans: In 2014 shareholders approved proposed changes to our restricted share plan and share option plan that allow us to make more efficient use of the shares authorized for issuance under these equity plans and to reduce dilution.
•	Implemented a compensation recoupment (clawback) policy: A recoupment policy was implemented in 2012 that entitles the company to recoup incentive compensation in situations where there is an accounting restatement as a result of misconduct committed by a senior executive that resulted in the individual receiving or realizing a higher amount of incentive compensation.

Our discussions with shareholders over the past two years have been very informative and helpful. We remain committed to engaging with our shareholders, and continuing to review our governance and compensation for alignment with the company strategy and best practices.

Managing risk

Within the context of Kinross’ risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓	Link incentive compensation measures to strategic and annual objectives
✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement (from one to seven years)
✓	Tie pay to performance by having more than 80% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance
✓	Cap incentive payments (150% of target on short-term incentives, and 200% of target on RPSU vesting)
✓	Align realized pay to total shareholder returns, by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity while decreasing the weighting on stock options
✓	Benchmark compensation against a size and industry appropriate comparator group and target compensation at the median
✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines
✓	Use an independent compensation advisor
✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
✓	Provide shareholders with a “say-on-pay”
✓	Maintain compensation recoupment policies
✓	Maintain double-trigger change of control provisions in executive agreements
✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
✓	Implement equity plans that prohibit option cash buyouts and repricing
✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

2016 Management information circular   23

What we don’t do

☒	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs
☒	Credit additional years of service not earned in the retirement plan
☒	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
☒	Reprice or reload options
☒	Provide loans to executives
☒	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

As part of its compensation risk review in 2015, the human resource and compensation committee completed the following:

Reviewed “risk” in Kinross’ global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.
Process	The human resource and compensation committee reviewed Kinross’ compensation programs, practices and documentation in the context of:

•	incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;

•	Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

•	key business risks.

Both audit and risk functions reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome	The human resource and compensation committee has reviewed Kinross’ compensation programs and practices, and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.
Stress-tested the senior leadership team’s compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.
Process

The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:

•	base salary fixed at current levels;

•	short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•	all outstanding LTI at a range of possible future values:

•	share prices ranging from -30% up to +120%; and

•	RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the human resource and compensation committee reviewed the alignment of realizable equity values with the experience of shareholders, and the variation in the mix of equity realizable under different share price scenarios.
Outcome	The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

24   Kinross Gold Corporation

Reviewed realizable pay

Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the compensation programs in aligning pay to performance.
Process	The human resource and compensation committee reviewed a range of realized and realizable pay calculations, as follows:

•	Reviewed both realized pay and realizable pay for the CEO calculated using Equilar, ISS and Conference Board Working Group methodologies;
•	Compared realized / realizable pay and performance to six key gold comparators, and the full comparator group over a three year period (2012-2014); and
•	Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, and change in operating cash flow.

Outcome	The human resource and compensation committee is satisfied that realizable pay over the three-year period when considered relative to peers demonstrated strong pay for performance alignment. In many cases Kinross’ realizable pay ranked the lowest or among the lowest of the key gold comparators, aligned to relative total shareholder return. In addition, the committee recognized that Kinross’ operating performance was equal to or better than many competitors during this period, yet realized pay for the CEO was significantly lower than that for key comparators.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:

•	Competitive market benchmarking analysis for the senior leadership team;
•	Competitive market benchmarking analysis for the independent directors; and
•	Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC, such as Oliver Wyman, Marsh Canada, and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $2,273,683 do not impact or influence the compensation paid to Kinross’ board advisor. The board is confident that Mercer’s independence and objectivity is not compromised by the relationships the company has with other MMC entities, and continues to consider Mercer to be independent. Detailed below is the SEC six factor independence test which is reviewed annually by Kinross’ human resource and compensation committee.

1.	Provision of other services to Kinross Gold Corporation by the adviser’s employer
2.	Amount of fees received from Kinross Gold Corporation by the adviser’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)
3.	Policies and procedures of the person that employs the adviser designed to prevent conflicts of interest
4.	Any business or personal relationship of the adviser with a member of the compensation committee
5.	Any stock of the issuer owned by the adviser or his or her immediate family
6.	Any business or personal relationship of the adviser with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2015, Mercer conducted a competitive benchmarking analysis for the NEOs and other members of the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the human resource and compensation committee meetings.

2016 Management information circular   25

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation related services. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services that may be provided.

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

	2015		2014
Services provided	(US$)[1]		(US$)[1]
Executive compensation-related fees	$80,266	Executive compensation-related fees	$105,666
Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings
Other fees – Mercer	$59,999	Other fees – Mercer	$72,966
Published surveys, industry forums and data, cost of living report		Published surveys, industry forums and data, cost of living report
Global mobility membership		Global mobility membership
Other fees - affiliated organizations	$2,273,683	Other fees - affiliated organizations	$1,747,513
Marsh Canada Limited - insurance brokerage fees and insurance claim advocacy		Marsh Canada Limited - insurance brokerage fees

1.	Fees paid to Mercer and affiliated companies were either in United States dollars, or in Canadian dollars and converted to United States dollars for purposes of this table using the following US$ exchange rates for CAD $1.00: 2015- 0.722500; 2014 - 0.862000.

26   Kinross Gold Corporation

Compensation discussion and analysis

Directors

Approach

The board retains the services of Mercer to complete a market review of the competitiveness of Kinross’ director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on Page 30) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board decided not to change the directors’ compensation for 2015.

Retainers and fees

The board has established a flat fee structure for all independent directors. The annual board membership retainer payable to independent directors is CAD$210,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in DSUs. On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the chairs of each of the corporate governance and nominating and corporate responsibility and technical committees receive CAD$30,000 and the chair of the audit and risk committee receives an additional CAD$70,000. Other members of the corporate governance and nominating and corporate responsibility and technical committees receive an additional CAD$15,000 per committee and members of the audit and risk committee receive an additional CAD$20,000. The committee chairs do not receive additional member fees for being part of the committee.

The independent chair receives an additional CAD$235,000 but does not receive any fees for being a member of, and acting as chair of the human resource and compensation committee. In addition, independent directors (other than the independent chair) receive a travel fee of CAD$2,000 per trip for travel from outside of Toronto to the board/committee meetings.

Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2015:

2015 fees (CAD $)
Board chair(1)	$235,000
Board member	$210,000

Chair – Audit and risk committee	$70,000
Chair – Corporate responsibility and technical and Corporate governance(2)	$30,000

Member (excluding the Chair) – Audit and risk committee	$20,000
Member (excluding the Chair) – Corporate responsibility and technical, Corporate governance and nominating or Human resource and compensation	$15,000

1.	For 2015, CAD$445,000 in total with the inclusion of his board membership retainer.

2.	Mr. Oliver, as the independent chair of the board, does not receive a separate fee for being a member of, and acting as chair of the human resource and compensation committee.

Deferred share units

The main purpose of the deferred share unit (DSU) plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

2016 Management information circular   27

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an independent director ceases to be a director, Kinross will make a cash payment to the director, equal to the market value of a common share on the date of departure, multiplied by the number of DSUs held on that date.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis” for executives starting on Page 30). A summary of the compensation earned by Mr. Rollinson for 2015 is provided in the “Summary compensation table” on Page 58.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which as of December 31, 2013 is 3 times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2015 by Mercer and was found to be aligned to the market.

In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2015 and whether he or she met Kinross’ independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
J. Brough	1,045,043	415,043	5.0	Yes
J. Carrington	1,452,218	822,218	6.9	Yes
J. Huxley	1,786,052	1,156,052	8.5	Yes
A. Lethbridge(2)	81,667	(548,333)	0.4	N/A
C. McLeod-Seltzer	1,035,999	405,999	4.9	Yes
K. Osborne(2)	80,000	(550,000)	0.4	N/A
J. Oliver	2,067,818	1,437,818	9.8	Yes
U. Power	643,462	13,462	3.1	Yes

1.	Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares.

2.	Ms. Lethbridge and Mr. Osborne were appointed to the Board on May 6, 2015 and have until May 5, 2020 to meet their shareholding requirement.

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on Page 33.

28   Kinross Gold Corporation

Director Compensation Table

The following table sets out the fees earned by independent directors who served as directors during 2015 and the proportion of fees taken in the form of DSUs.

Name	Board Membership Retainer	Independent Chair Retainer	Committee Chair Retainer	Committee Fees	Travel Fee(1)	Total Fees Earned	Total DSUs value vested or earned(5)	Value of outstanding DSUs(4) as at Dec 31, 2015
	US$	US$	US$	US$	US$	US$(3)	US$(2)	US$
J. Brough	151,725	N/A	50,575	10,838	4,335	217,473	102,160	281,241
J. Carrington	151,725	N/A	7,225	14,450	N/A	173,400	83,113	387,784
J. Huxley	151,725	N/A	21,675	25,288	5,780	204,468	95,233	316,446
K. Irving(6)	25,288	N/A	N/A	3,613	N/A	28,900	12,861	125,259
J. Keyes(7)	50,575	N/A	N/A	3,613	4,335	58,523	23,929	254,197
A. Lethbridge	101,150	N/A	N/A	16,858	N/A	118,008	58,789	58,787
C. McLeod-Seltzer	151,725	N/A	21,675	10,838	10,115	194,353	88,308	256,835
J. Oliver	151,725	169,788	N/A	N/A	N/A	321,513	154,106	540,098
K. Osborne	101,150	N/A	N/A	14,450	5,780	121,380	57,589	57,589
U. Power	151,725	N/A	N/A	25,288	8,670	185,683	169,689	338,900
T. Reid(7)	50,575	N/A	N/A	8,429	1,445	60,449	52,112	395,368
R. Woods(7)	50,575	N/A	N/A	7,225	N/A	57,800	51,048	216,433
TOTAL	1,289,663	169,788	101,150	140,888	40,460	1,741,948	948,937	3,228,938

1.	Travel fees are paid in cash for all directors.
2.	Includes value at grant date of DSUs for compensation earned in fiscal 2015 including dividends on DSUs that vested in prior years.
3.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using an exchange rate of CAD$1.00 = US$0.7225
4.	Please refer to the narrative under “Deferred share units” on Page 27 for a description of the methodology used to grant and value DSUs.
5.	Portion of fees taken in cash and/or DSUs: All directors took 50% of fees in DSUs and 50% in cash with the exception of Mr. Reid and Mses. Power and Woods who took all of their fees in DSUs.
6.	Only until February 10, 2015, the date of resignation from the board for Mr. Irving.
7.	Only until May 6, 2015 as Messrs. Keyes and Reid and Ms. Woods did not stand for re-election at the 2015 shareholders meeting.

2016 Management information circular   29

Compensation discussion and analysis

Executives

Philosophy and approach

The following summarizes Kinross’ compensation philosophy for the senior leadership team, outlining the key objectives of this program, as well as the key features which support meeting these objectives:

Our compensation programs …	Through …
Align executive interests with Kinross’ long-term strategy and those of shareholders

•  Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking

•  Including long-term equity-based incentives as a significant portion of annual compensation

•  Requiring executives to hold common shares

Reinforce Kinross’ operating performance and execution of strategic objectives

•  Linking a portion of compensation to corporate performance, including annual operating performance

•  Linking a portion of compensation to individual performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives	• Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors
Align pay and performance in a way that is transparent and understood by all stakeholders	• Clear and complete disclosure of executive compensation approach and rationale

Kinross’ executive compensation program covers the senior leadership team: the President and Chief Executive Officer (CEO) and his direct reports, who form the NEOs for 2015. This program includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

Annual review and decision-making

Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:

•	market comparators
•	compensation elements and mix
•	executive share ownership
•	paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on Page 21.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2015 review are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to “enable Kinross to attract and retain high performing executives”, the human resource and compensation committee approves the companies in Kinross’ compensation comparator group on an annual basis. In 2015, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted below.

30   Kinross Gold Corporation

Criteria

As a result of this review, the committee decided to make certain changes to the companies included in the compensation comparator group. Comparing the 2015 comparator group to that used in 2014:

•     17 companies are the same;

•     2 gold companies were added to increase the number of gold comparators (IAMGOLD Corp and Randgold Resources);

•     2 companies were removed (Methanex Corp, as its 5-year average market capitalization was below guidelines; Talisman Energy due to the takeover by Repsol).

•     Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);

•     Similar market capitalization (generally between one-half and two times that of Kinross over a three or five year period, with some exceptions for key gold comparators);

•     Headquartered in Canada or US (except key gold comparators); and

•     Has operations in more than one country, facing some political risk and geographic diversity.

In completing this review and making changes, the committee:

•	Considered shareholder feedback relating to the composition of the comparator group;
•	Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;
•	Targeted an increase in the number of gold companies in the group; and
•	Aimed to position Kinross around the middle of the comparator group by size (market capitalization).

With the above changes, the comparator group used for compensation in 2015 is made up of the following companies (by market capitalization, reflecting the data considered by the committee in early 2015):

			Market cap	(US$millions)
Company (TSX or NYSE ticker symbol)	Industry (GICS)	Scope of Operations(3)	5 year average (2010-2014) (US$)(1)	Dec 31/14 (US$) (1)
Barrick Gold Corporation (ABX)	Gold	Australia, Canada, Chile, Dominican Republic, Papua New Guinea, Peru, Saudi Arabia, United States, Zambia	$34,712	$12,554
Goldcorp, Inc. (G)	Gold	Argentina, Canada, Dominican Republic, Guatemala, Mexico, United States	$29,245	$15,039
New mont Mining Corporation (NEM)	Gold	Australia, Ghana, Indonesia, New Zealand, Peru, United States	$22,071	$9,425
Teck Resources Limited (TCK)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$19,823	$7,876
New crest Mining Limited (NCM)	Gold	Australia, Côte d'Ivoire, Indonesia, Papua New Guinea	$17,770	$7,592
Encana Corporation (ECA)	Oil & Gas Exploration & Production	Canada, United States	$17,361	$10,319
Agrium Inc. (AGU)	Fertilizers & Agricultural Chemicals	Argentina, Australia, Brazil, Canada, Chile, France, Germany, Italy, Peru, Portugal, Romania, United States	$13,059	$13,638
AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, DRC, Ghana, Guinea, Mali, South Africa, Tanzania, United States	$11,974	$3,557
First Quantum Minerals Ltd. (FM)	Diversified Metals & Mining	Australia, Finland, Mauritania, Turkey, United States, Zambia	$9,491	$8,536
Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, United States, Kazakhstan	$9,192	$6,491
Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile, Mexico	$9,061	$3,545
Peabody Energy Corporation (BTU)	Coal & Consumable Fuels	Australia, China, India, Indonesia, United States	$8,800	$2,103
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$7,977	$5,358
Eldorado Gold Corp. (ELD)	Gold	Brazil, China, Greece, Romania, Turkey	$7,559	$4,368
Randgold Resources Limited (RRS)(2)	Gold	Sub-Saharan Africa	$7,915	$6,325
Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$7,291	$3,493
Cliffs Natural Resources Inc. (CLF)	Precious Metals & Minerals	Australia, United States	$6,563	$1,094
IAMGOLD Corporation (IMG)(2)	Gold	Africa, South America, and Canada	$4,441	$1,019
New Gold Inc. (NGD)	Gold	Australia, Canada, Chile, Mexico, United States	$3,598	$2,168

1.	Source for market capitalization: Bloomberg, using US Ticker.
2.	Highlighted companies are newly added 2015 comparators.
3.	Scope of operations information was gathered from each company’s corporate website.

2016 Management information circular   31

The following charts show Kinross’ size relative to the comparator group, as well as the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the company’s senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits) and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.	The company targets compensation at the median of the comparator group

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. The company targets total compensation at the median of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including the number of applicable comparator positions, internal equity, unique roles and responsibilities and company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation. Where executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

For purposes of assessing performance, Kinross considers only the gold companies in the comparator group, as these are subject to the same commodity price fluctuations. These twelve companies form a performance peer group which is used to assess relative total shareholder returns in our short-term incentive and RPSU plans.

Compensation mix

Equity makes up 50% or more of total direct compensation; 50% of equity is granted in the form of RPSUs	To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short- and long-term incentives) for senior executives. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix.

32   Kinross Gold Corporation

The mix in direct compensation achieved in 2015 for Kinross’ CEO and the average mix for the other members of the senior leadership team is set out below. Further details regarding each element of compensation can be found under “Components” starting on Page 37.

2015 compensation mix – President and CEO
Paul Rollinson	Actual (US$)
Base salary	939,250
Short-term incentive	1,465,230
Equity - RPSUs	1,401,831
Equity - RSUs	841,098
Equity - options	560,732
Total equity	2,803,661
Total "at-risk" compensation	4,268,891

2015 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)
Base salary	416,205
Short-term incentive	521,791
Equity - RPSUs	590,959
Equity - RSUs	383,475
Equity - options	243,609
Total equity	1,218,043
Total "at-risk" compensation	1,739,834

Compensation is in Canadian dollars and was converted to United States dollars for purposes of these graphs using the exchange rate of CAD $1.00 = USD $0.722500.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the weighting on RPSUs five times, resulting in the CEO receiving 50% of his equity in the form of RPSUs for 2014, and PSUs making up 50% of the equity granted to all NEOs for 2015.

In all other aspects, the human resource and compensation committee concluded that the company’s compensation mix in 2015 met its stated objectives.

Share ownership

An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives as a significant portion of annual compensation, and require the senior leadership team to hold common shares.

2016 Management information circular   33

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s RPSUs in the calculation in 2012. No change is currently planned to the policy in 2016, however Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy and the interests of shareholders.

Share ownership requirements: CEO: 5x average salary Other NEOs: 3x average salary	Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, restricted share units and/or RPSUs (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

While the company has not implemented a holding policy, as a practice, Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. For example, our CEO has not sold any shares in the past five years, except to cover taxes payable in connection with the issuance of these shares. The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2015. All of Kinross’ NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

	Eligible share holdings (1),(2),(3)						2015 share ownership
			Value of		Required
			common		multiple		Holdings
	Value of	Value of	shares (US$)	Value of	of	Required	multiple of	Multiple of
	RSUs (US$)	RPSUs (US$)	# of common	total (US$)	average	value (4)	average	requirement	Deadline to meet
Name	# of RSUs	# of RPSUs	shares	# of total	salary	(US$)	salary	met (3)	requirement(5)
J. Paul	$2,408,108	$3,349,771	$3,011,098	$8,768,977	5 x	4,575,833	9.6 x	1.9	August 1, 2015
Rollinson	704,299	993,272	498,863	2,196,434
Tony S.	$812,658	$929,843	$790,350	$2,532,851	3 x	1,408,875	5.4 x	1.8	December 3, 2015
Giardini	263,978	278,064	244,533	786,575
Warw ick P.	$686,282	$594,191	$625,815	$1,906,288	3 x	1,203,692	4.8 x	1.6	October 1, 2017
Morley-Jepson	238,023	203,147	158,650	599,821
Geoffrey P.	$1,064,008	$1,144,782	$1,942,543	$4,151,332	3 x	1,437,775	8.7 x	2.9	January 1, 2011
Gold	321,529	331,022	228,047	880,598
Gina M.	$289,002	$231,200	-	$520,202	3 x	1,029,563	1.5 x (5)	0.5	April 7, 2018
Jardine	135,136	119,403	-	254,539

1.	Common shares and RSUs (including 80% of RPSUs) but not options.
2.	The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.
3.	Book value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.
4.	Based on the average year-end base salary for the years 2013, 2014, and 2015.
5.	New NEOs have three years from date of hire or promotion to a role to meet their share ownership requirements. The newest NEOs are Mr. Morley-Jepson who was promoted October 1, 2014 and Ms. Jardine who joined the company on April 7, 2015. Mr. Morley-Jepson has already met or exceeded his requirement as of December 31, 2015.

How we pay for performance

A substantial portion of the senior leadership team’s compensation is linked to the company’s performance:

•	short-term incentive payments are determined based on annual company performance,
•	RPSUs vest based on company performance over a three-year period, and
•	the realized value from equity incentives reflects share price performance over time.

34   Kinross Gold Corporation

Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT objectives). Each year, the board approves the specific performance measures and associated metrics for the year, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “Assessing 2015 company performance” on Page 46. More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

At the end of the year, company performance is assessed based on the Four Point Plan and SLT objectives, and individual performance is assessed based on related individual objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established for short-term incentive purposes, and a multiplier is determined to calculate long-term incentives. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee make adjustments based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “2015 SLT measures” on Page 47, and “Individual performance – Named executive officers”, starting on Page 52.

Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In 2015, the human resource and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were appropriate. The committee did not exercise any further discretion to change these outcomes.

2016 Management information circular   35

Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

Performance		Compensation

Company Four Point Plan and SLT measures

•  management develops (and board approves) annual Four Point Plan objectives and SLT measures based on Kinross strategic plan

•  management cascades company objectives to establish regional, site, department and individual objectives

Ú
Performance • executives and employees strive to achieve company, department and individual objectives; receive feedback on performance		Comparator group • HRCC reviews the comparator group criteria for alignment with compensation strategy • HRCC updates and approves the companies in the comparator group
Ú		Ú
Year end assessment – internal • management assesses performance against company and department objectives • CEO assesses performance of direct reports against individual objectives		Competitor data & executive holdings • HRCC reviews previous year compensation awards by companies in comparator group • HRCC reviews current executive equity holdings
Ú		Ú
Year end assessment - external • management assesses company performance and total shareholder returns relative to key industry competitors

Market trends / best practices / shareholder feedback

•  considering market trends & best practices, as well as shareholder feedback, management and the HRCC review the executive compensation program and adjust as necessary

Ú		Ú

HRCC review

•  HRCC reviews company performance against objectives and relative to key competitors

•  HRCC reviews and recommends company performance multiplier and RPSU performance vesting factor

•  HRCC reviews CEO performance and reviews and recommends CEO and NEO performance ratings

>

Compensation recommendations

•  management prepares the initial compensation recommendations for executives based on performance and market data - includes incentive awards for most recent year, as well as potential merit increases for the upcoming year

Ú
Review of recommendations • HRCC reviews management recommendations and input from the independent consultant and provides counsel to the board
Ú
Board approval • board approves executive compensation based on HRCC recommendations

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. He recommends performance ratings for them to the human resource and compensation committee for approval. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under “Using discretion” above.

Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on Page 58.

36   Kinross Gold Corporation

Components

The table below summarizes the components of our 2015 executive compensation plan applicable to all Named Executive Officers (NEOs). More information about the individual components and mix can be found on Pages 37 to 45.

Component	Form	Period	How we determine the award
Base salary	Cash (Page 37)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-term incentive	Cash (Page 38)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company (60%) and individual (40%) performance, and consider overall pay mix guidelines.
Long—term (equity) incentive (Pages 38 to 39)	Restricted share units (RSUs) (Page 40)	Three years; vest in thirds over three years

Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2015, RSUs made up 30% of the NEO’s long-term incentive award.

	Restricted performance share units (RPSUs) (Pages 41 to 43)	Three years; vest at end of three years, based on performance relative to targets

Target grant value based on market comparators.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

Final amount vested is based on company performance relative to performance measures. For the 2015 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per ounce.

For the 2015 grant, RPSUs made up 50% of the NEOs long-term incentive award.

	Options (Page 43)	Seven year term; vest in thirds over three years

Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

For the 2015 grant, options made up 20% of the NEOs’ long-term incentive awards.

Employee benefits and perquisites	Benefits and perquisites (Page 44)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.
	Employee share purchase plan (Pages 44-45)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.
Retirement allowance	Executive retirement allowance plan (Page 45)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus, accrued quarterly.

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•	the scope, complexity and responsibility of the position;
•	salary levels for similar positions in Kinross’ comparator group;
•	the executive's previous experience; and
•	the executive’s performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and remain competitive in the market. The human resource and compensation committee reviewed base salaries in February 2015, but considering current market conditions and market data, decided not to increase base salaries at that time. In February 2016, the committee again decided not to increase base salaries for the NEOs, with the exception of the salary for our Executive Vice-President and Chief Operating Officer, Mr. Morley-Jepson. Mr. Morley-Jepson’s salary was increased by 4%, from CAD$625,000 to CAD$650,000 to better align to the market and internal equity, recognizing his experience and success in the role. Further information regarding each executive’s 2015 base salary is provided with the “Summary compensation table” on Page 58.

2016 Management information circular   37

Short-term incentive plan

Kinross’ short-term incentive plan covers salaried employees across the company and is designed to reward company, site / region and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives (including the CEO and all NEOs) are calculated as follows:

Target incentive - Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2015 or 2016.

Company performance multiplier - Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company’s relative performance compared to its competitors. The board then determines the company performance multiplier which will apply to the senior leadership team. This multiplier can range from 0 – 150%, and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2015, the board approved a company performance multiplier of 100% for the senior leadership team (for details, see “2015 SLT measures” on Page 47).

Individual performance multiplier - The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports for the year against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO’s performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under “Individual performance – Named executive officers”, starting on Page 52.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under “Using discretion”, on Page 35. In 2015, no discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•	align the interests of executives with those of shareholders;
•	focus efforts on improving shareholder value and the company’s long-term financial strength;
•	reward high levels of performance;

38   Kinross Gold Corporation

•	provide incentive for high levels of future performance; and
•	provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors and contribution to the company. The human resource and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) in determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan: share options, RSUs, and RPSUs. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Over the last 5 years, the committee has made a number of adjustments to the mix, consistently increasing the weighting on RPSUs, while decreasing the weightings on options as well as RSUs. The weighting of the components of the annual equity award for 2011 to 2015 was as follows:

	Component	2011 policy weightings	2012 weightings	2013 weightings	2014 weightings	2015 weightings
CEO (1)	RPSUs	25%	33%	40%	50%	50%
	RSUs	40%	33%	40%	30%	30%
	Options	35%	33%	20%	20%	20%
Other NEOs	RPSUs	25%	30%	33%	40%	50%
	RSUs	40%	40%	33%	40%	30%
	Options	35%	30%	33%	20%	20%

1.	In 2012, the weightings applied to the CEO were also applied to the CFO and the President and COO

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see Page 33). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.

In 2015, no senior executives participated in the ASDP.

2016 Management information circular   39

Restricted share units

RSUs are granted under the Kinross Restricted Share Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder’s behalf.

Key terms under the Restricted Share Plan that apply to all grants of RSUs (as well as all grants of RPSUs, which are also granted under this plan) include the following:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.
Restricted period	At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Deferred payment date	Canadian participants may elect to determine a deferred payment date; however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs are not assignable.
Retirement or termination

During the restricted period: Any RSUs including RPSUs will automatically terminate, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.

After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.
Change of control

All RSUs outstanding and target RPSUs will be immediately settled in common shares, notwithstanding the restricted period or any deferred payment date.

Change of control includes, among other things:

•  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•  the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends

When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

•  multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and

•  dividing by the closing price of the common shares on the TSX on dividend payment date.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan

The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

For information on amendments which can be made to the plan, please see the “Additional equity compensation plan information” section beginning on Page 61 and the “Plan amendments” section beginning on Page 63.

40   Kinross Gold Corporation

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•	the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant); and
•	RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

The performance measures associated with the RPSU grant are reviewed each year by the human resource and compensation committee and adjustments are made from time to time to align with company strategy. The following table outlines the measures and percent vesting for all grants from 2009 to 2015.

Performance measure	Compensation year	2008	2009	2010	2011	2012	2013	2014	2015
	Measurement period		Weighting
Relative total shareholder return	Three calendar years	50%	50%	40%	40%	50%	50%	50%	50%
Production	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%	25%	25%	25%	25%
All-in sustaining cost per gold ounce sold(1)	Annual, average of the multiplier realized in each of the three years					25%	25%	25%	25%
Production cost of sales per gold equivalent ounce	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%
Gold reserves	Annual, average of the multiplier realized in each of the three years			20%	20%
Total		100%	100%	100%	100%	100%	100%	100%	100%
Percent of units granted that vested (year of vesting )(2)		37% (2012)	45% (2013)	58% (2014)	70% (2015)	67% (2016)	TBD Vest in 2017	TBD Vest in 2018	TBD Vest in 2019

1.	All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2015.
2.	To date, five grants of RPSUs have vested, with vesting levels ranging from 37% to 70%. None of the units associated with the relative total shareholder return measure have vested to date.

.

The number of RPSUs that vest based on company performance relative to each of the measures is determined based on a vesting schedule established for each grant. The RPSUs included in 2015 compensation and granted in February 2016 will vest based on the schedule below.

Production and all-in sustaining cost per gold ounce sold targets and vesting schedules for the remaining years of this grant will be established by the human resource and compensation committee (HRCC) early in the applicable calendar year. The 2016 vesting schedules for production and all-in sustaining cost per ounce will also apply to the 2014 and 2013 grants.

2016 Management information circular   41

Performance over three year vesting period	Details	Percent of units that will vest
		Maximum 150%(1)	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking

Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows:

Agnico-Eagle; Anglogold Ashanti(2) ; Barrick; Eldorado(2);

Gold Fields(2) ; Goldcorp; IAMGOLD(2) ; New Gold(2) ; Newcrest(2) ; Newmont; Randgold(2) ; Yamana; S&P TSX Gold Index

Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three year period, and Kinross’ ranking within that group is determined (i.e. 1st, 2nd etc.). The HRCC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three year time frame.

		1st to 3rd rank and positive absolute TSR	6th or 7th	12th to 14th
Production (2016 range)	Target is to meet production guidance for each calendar year. Multipliers are set annually by the HRCC based on the target production level for the year. Production will be adjusted from the figure disclosed in the financial statements for variances in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces. HRCC has discretion to adjust the production measure in the event of extraordinary circumstances.	+5.4%, and still within guidance on All-in sustaining cost	Midpoint of guidance	-14.3%
All-in sustaining cost per ounce (3) (2016 range)

Target is to meet all-in sustaining cost per ounce targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2014 as part of Kinross’ annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the HRCC based on the target level for the year.

All-in sustaining cost per ounce will be adjusted from the figure disclosed in the financial statements for variances relative to budget to the following material assumptions: gold price; oil price, inflation and foreign exchange.

		-10.6%	Midpoint of guidance	+21.3%
1.	Up to 200% based on HRCC discretion to recognize outstanding performance.
2.	New comparator companies included in the 2014 and 2015 grants.
3.	All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2015.

The actual number of RPSUs to vest is calculated as follows:

•	Company performance relative to each measure is determined once at the end of three years for relative total shareholder return, but annually for the other measures (as outlined above).
•	Performance is then compared to the targets and ranges to determine the percent of RPSUs granted which will vest (the multiplier) relative to each measure. For relative total shareholder return, this is done at the end of the three year period by comparing Kinross’ total shareholder return to the returns of the performance peer group. For the annual measures (production and all-in sustaining cost per gold ounce), actual performance is compared to the targets and ranges each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average vesting percent is determined at the end of the three years, becoming the multiplier for that measure.
•	A weighted average of the multipliers for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

42   Kinross Gold Corporation

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2015.

Stock options

Stock options are granted under the Share Option Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the last trading day immediately preceding the date of grant.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.
Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant’s options become exercisable within the term of the option.
Expiry	Options expire after seven years (five years for options granted prior to February 16, 2011). However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.
Exercise price	The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.
Assignment	Options are not assignable.
Retirement or termination

Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.

Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.
Change of control

All outstanding options vest and become exercisable immediately.

Change of control includes, among other things:

•  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•  the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the “Additional equity compensation plan information” section beginning on Page 61 and the “Plan amendments” section beginning on Page 63.

2016 Management information circular   43

Employee benefits and perquisites

Benefits and perquisites

Kinross provides all of its Canadian employees, including the NEOs, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2015 NEOs also received the following benefits: additional life, accidental death, long-term disability and critical illness insurance; a benefits reimbursement plan; home security services (tax paid by the company); and a car allowance (CEO only). The benefit reimbursement plan provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (except as noted above), and cease being provided to the executive upon termination, retirement or death (see “Incremental payments on termination, retirement and death” on Page 66 for further details).

Employee share purchase plan

Under Kinross’ employee share purchase plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether Directors or not, of the company or any designated affiliate.
Purchase price

Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.
Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.
Assignment	ESPP shares are not assignable.
Termination

Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control

All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.

Change of control includes, among other things:

•  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•  the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

44   Kinross Gold Corporation

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the “Additional equity compensation plan information” section beginning on Page 61 and the “Plan amendments” section beginning on Page 63.

Retirement allowance

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an executive retirement allowance plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs currently participates in this plan in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

In 2015, the ERAP was amended and restated to:

•	enable the company to replace the individual trustee with a professional corporate trustee to oversee the plan;

•	increase the contribution level after five years of service and add a vesting requirement, both to support retention; and

•	make certain adjustments and clarifications to facilitate plan administration.

As a result of these amendments, a one-time “catch up” contribution was made for executives who had already exceeded five years of service, reflecting the additional contribution of 3% that they would have been entitled to receive for that period of their eligible service which exceeded 60 months of service. This one-time contribution has been included in the figures shown in the “Summary compensation table”.

The following sets out the terms of the amended and restated executive retirement allowance plan:

Company contributions

15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control. Following 60 months of continuous service or ERAP membership, the executive receives an additional 3% of base salary and short-term incentive target bonus allocated quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Employee contributions	None – the company covers all contributions and costs.
Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.
Vesting	For executives who were members prior to May 1, 2016, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2016, all benefits vest at a rate of 50% at the end of each month. Following 96 months of continuous service as a member, benefits for all members are 100% vested, and vest in full at the end of the month in which they are accrued.
Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.
Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

2016 Management information circular   45

Executives

2015 Results

Assessing 2015 company performance

Setting appropriate company performance measures is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•	help align executive interests will Kinross’ long-term strategy and those of shareholders,
•	reinforce Kinross’ operating performance and execution of strategic objectives, and
•	support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we be thoughtful in establishing measures which are reflective of the key decisions executives need to make to continue to deliver long-term value, and measure items within the control of our executives.

The following summarizes our approach to establishing these measures:

As shown above, our SLT are measured against a short list of key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company without undue risk-taking and aligning to the long-term interests of shareholders. In developing these metrics, we first identified the key elements of our strategy - the key areas the executives must manage each year – and then determined an appropriate metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Metric
Corporate responsibility	Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations
Operational and financial performance	Delivering against guidance: measures how well we deliver against the key operational and financial metrics reported to the public market: production, all-in sustaining cost, and capital
Balance sheet	Debt / EBITDA Debt repayments over a 5 year period: measures actions taken in 2015 which reduce debt obligations in the following 5 years

46   Kinross Gold Corporation

Key strategic area	Metric
Shareholder returns	Relative total shareholder returns: measured over a one year period, compared to other large gold companies
Building for the future	Managing growth pipeline: an assessment of how our exploration pipeline has advanced over the year, considering: certainty and quantity of reserves, resources and potential ounces; progressing the timeline on projects; and bringing additional projects into the pipeline

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy), however the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, in 2015 we did not have a capital projects measure (such as was included in 2014), as there were no significant capital projects with deliverables in 2015.

Management and the human resource and compensation committee did consider other strategic areas and measures, including those suggested by our shareholders during our engagement process. For example:

•	Traditional financial metrics (e.g., earnings per share, EBITDA): In the gold business, results on these measures are driven primarily by the gold price, which is outside of management’s control. The components that management can and must manage to deliver earnings are production and cost, therefore we have included a measure (delivering against guidance) which is designed to focus on those elements.
•	Mineral reserves: We recognize that the external market closely watches changes in a gold company’s mineral reserve estimates as an important way of assessing that company’s success and potential future value. While this may be an appropriate measure of company performance, we do not believe it to be the best measure for purposes of determining compensation. Reporting company mineral reserve estimates is a very sensitive matter which relies on deep expertise as well as business judgment. We do not want to risk that it might in any way be influenced by the desire to achieve certain outcomes for a bonus payment.
•	Return metric: We evaluated a number of possible return measures, considering historical results relative to company performance over the past 7 years. Shareholder feedback suggested that there was interest in a measure which reflected the outcomes of capital investment decisions; however the time period over which such a measurement would need to take place is in excess of what could reasonably be used in a compensation program. Over short periods of time, our assessment indicated that a number of other factors can affect the outcomes of a return metric, such that the results are not necessarily reflective of company performance, and therefore may not deliver the expected compensation outcomes. In addition, our current performance measures already capture many of the key elements within management’s control which affect the outcomes under such measures (such as capital projects and outcomes, cost, and production).

In addition to assessing company performance against these objectives, the board also considers the company’s performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured in our restricted performance share unit plan, and through the share price as reflected in the realized value of the equity executives receive.

2015 SLT measures

For 2015, the following are the specific targets established for each of these measures, as well as the actual performance results, and the rating approved for that measure. Performance on each metric, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines 60% of the short-term incentive payment.

2016 Management information circular   47

Measure	Weighting	Target	Actual performance	Rating
Corporate responsibility performance metric	17%	Points out of 100: • Threshold: 60 points • Target: 75 points • Maximum: 95 points	93 points	120%
Delivering against guidance	25%	Performance against initial guidance on production (2.4-2.6 million ounces), all-in sustaining cost or AISC ($1,000-$1,100 per ounce), and capital ($725M): • Threshold: one of production / AISC misses guidance; capital may be over • Target: both production & AISC are within guidance; capital may be over • Maximum: beat guidance on both production & AISC, capital spend in line with or under guidance	At the favourable end of initial guidance on production, beat initial guidance on cost, and well under on capital	118%
Strong balance sheet	17%	Ratio of Debt to EBITDA, and total debt servicing cost over the period of 2015-19: • Threshold: Debt/EBITDA <3; debt servicing of <$1.75B • Target: Debt/EBITDA <2.25; debt servicing of <$1.25B • Maximum: Debt/EBITDA 1; debt servicing of $0.5B	Debt / EBITDA 2.15 Debt servicing for 2015-2019: $1.256B	100%
Relative total shareholder returns	25%	Relative ranking vs. performance peer group of 12 gold companies: • Threshold: 10th rank • Target: 6th rank • Maximum: 1st rank, positive absolute TSR	Median (7th rank)	70%
Managing growth pipeline	16%

a) Based on drilling, increase confidence in the potential to host a resource inventory at the level shown at Fort Knox; b) define an additional number of ounces with potential economic viability to the La Coipa PFS; c) upgrade confidence in economic resource ounces at priority projects; d) add new projects with significant drill intersections to the portfolio:

•  Threshold: a) 0.5 M oz at Fort Knox; b) <0.25 M oz added at La Coipa; c) 0.25 M oz upgraded; d) 1 new project

•  Target: a) 1.0 M oz at Fort Knox; b) 0.25 M oz added at La Coipa; c) 0.5 M oz upgraded; d) 2+ new projects

•  Maximum: a) >2.0 M oz at Fort Knox; b) 0.5 M oz added at La Coipa; c) >1 M oz upgraded; d) 2+ new projects

			a) ~1M oz at Fort Knox b) ~0.5M oz at La Coipa c) >0.5M oz upgraded d) >2 projects added/advanced La Coipa pre-feasibility completed; Tasiast two-phase expansion plan; acquisition of Bald Mountain and Round Mountain	100%
Total	100%			100%

In 2015, the company demonstrated that it could sustain its strong operational performance, meeting guidance for a fourth straight year, and continuing its strong performance against safety, environmental, production and cost measures. In addition, management took several significant steps to better position Kinross for the future by completing the acquisition of Bald Mountain and Round Mountain; outlining a potential approach for Tasiast and completing the feasibility study on La Coipa; reducing costs through overhead reductions, exploration reductions and layoffs and other changes at the global operations; and adding to reserves and resources. The human resource and compensation committee thus assigned the positive ratings against the performance measures as shown above to reflect this strong performance. With regard to total shareholder returns (weighted at 25% of the total), the committee recognized that these were at the median of the peer group, but that the share price had lost about 33% of its value over the course of 2015, and therefore a below target rating (of 70%) was appropriate for this measure. Overall, the committee felt that a company multiplier of 100% appropriately reflected the successful year.

48   Kinross Gold Corporation

Prior year performance assessments were as follows:

Year	Company performance multiplier
2012	100%
2013	110%
2014	95%
2015	100%

2015 compensation

In determining 2015 compensation, the human resource and compensation committee considered company performance as outlined above, as well as individual performance, the company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:

•	Short-term incentives were calculated as per the formula, using the company performance multiplier of 100%, and the individual performance multipliers outlined below (see “Individual performance – Named executive officers” beginning on Page 52).
•	Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to an executive. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. The value of the long-term incentives awarded to executives as part of their 2015 compensation also reflected 2015 performance, and was designed to provide a total package which reflected relative company performance.

Share performance and NEO compensation

One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. In addition to granting executives shares and requiring them to hold shares, we also include shareholder returns as a metric in both our short- and long-term compensation plans. Twenty-five percent of our executives’ short-term incentives is determined based on our relative total shareholder returns. The size of equity grants reported in the Summary compensation table does consider shareholder returns, but more importantly, the final value realized by an executive is directly related to share price performance; where the share price drops between the time of grant and when the equity vests, the value vesting reflects the lower share price, and can be significantly lower than the value granted and reported in the Summary compensation Table. In addition, 50% of the vesting on our RPSUs is determined by relative total shareholder returns. To date, all of these shares have been forfeited as a result of weak performance on this measure, thus further aligning the experience of our executives to that of shareholders.

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2015 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2010 would be worth every year and at the end of the five-year period following the initial investment.

2016 Management information circular   49

	2010	2011	2012	2013	2014	2015
Kinross Gold Corp	100	61.91	52.24	25.40	17.80	13.71
S&P/TSX Composite Index	100	91.28	97.84	110.54	122.19	112.02
S&P/TSX Global Gold Index	100	83.33	71.76	40.20	35.92	31.24

Total shareholder returns for Kinross have declined from 2010 through 2015, heavily influenced by the gold price. Thus, returns on gold equities generally have also declined from 2010 through 2015 as indicated by the S&P/TSX Global Gold Index performance which is largely aligned with Kinross’ performance over this period.

From 2010 to 2015 NEO compensation was determined based primarily on company operational performance, which includes the items within the control of management. Total compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management - such as commodity prices, perception of geopolitical risk, and broader market factors as well as company performance and management decisions. The human resource and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining NEO compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•	2010 - total NEO compensation increased 18% (in U.S. dollars) when compared to 2009, due to company operating performance and the execution of multiple transactions that transformed the company’s growth profile. Kinross also made divestitures at significantly positive returns.
•	2011 - as a result of the significant decrease in the company’s share price, short-term incentives for all NEOs were reduced from 2010 levels and total direct compensation decreased by 20% (in Canadian dollars and considering annualized compensation in the case of Mr. Hinze).
•	2012 - total NEO compensation (excluding one-time payments) decreased 23%, reflecting operational performance results and relative total shareholder returns, changes to incumbents and consolidation of senior leadership positions.
•	2013 - Kinross’ operational performance in 2013 was excellent. However, this year also saw a significant drop in the price of gold and all major gold companies, including Kinross, saw a significant reduction in total shareholder returns. As a result, the company performance multiplier was reduced from a calculated result of 118% to 110% to reflect the low returns. Total NEO compensation was up from 2012, which reflected full years in new roles for a number of executives and the strong operational performance offset by the share price performance.

50   Kinross Gold Corporation

•	2014 - the average gold price declined against the average price in 2013, and Kinross’ share price was affected along with that of other major gold companies. Kinross was further affected by a perception in the market of risk associated with Kinross’ Russian assets in light of the crisis in the Crimean peninsula. Despite strong operational performance, the company multiplier for the short-term incentive was calculated at 95%, largely as a result of the very low score on total shareholder returns. In addition, CEO total direct compensation was down about 14% from 2013, and aggregate NEO total direct compensation was about 18% lower.
•	2015 – Kinross’ share price declined further, largely as a result of further weakening in the gold price. Operational performance continued to be strong, bolstered by key strategic moves. 2015 saw further decreases in total compensation for the CEO and for NEOs in aggregate, aligned to share price declines.

As the summary above shows, the human resource and compensation committee has made a number of reductions in executive compensation to recognize share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. As the share price has fallen, the value of the equity held by executives has been substantially reduced from the value reported in the Summary compensation table at time of grant. The following chart shows the values granted to our NEOs over the past five years, compared to the values realized (vested and/or exercised) and/or realizable (value at December 31, 2015 for equity which has not vested and/or been exercised). Over that period, these executives have lost a total of over CAD $23 million in equity value:

		Value vested		Remaining	Total
	Value	& exercised		value	realized &	Total %
Compensation	granted	(realized)		realizable	realizable	realized or	Value lost
year	(CAD$) (1)	(CAD$) (2)	% realized	(CAD$) (3)	(CAD$)	realizable	(CAD$) (4)
2010	4,228,276	1,087,460	26%	0	1,087,460	26%	3,140,816
2011	4,383,388	1,343,772	31%	0	1,343,772	31%	3,039,616
2012	8,037,162	1,187,173	15%	939,102	2,126,275	26%	5,910,887
2013	9,485,628	692,898	7%	2,678,830	3,371,729	36%	6,113,900
2014	10,860,016	0	0%	5,881,693	5,881,693	54%	4,978,323
Total	36,994,471	4,311,304	12%	9,499,625	13,810,929	37%	23,183,542

1.	Value granted is the fair market value at time of grant, as would have been reported in the Summary compensation table for that compensation year.
2.	Value vested and exercised is the total value realized when the RSUs/RPSUs granted in that year vested, based on the share price at date of vest (taxable compensation value), plus the value of options granted in that year which were later exercised (market value at point of exercise less the exercise price paid).
3.	Remaining value realizable is the total of all RSUs/RPSUs granted in that year which have not yet vested, valued using the share price at December 31, 2015, plus the value of options granted in that year which have not yet been exercised (market value at December 31, 2015 less the exercise price).
4.	Value lost is calculated as value granted less total realized + realizable.

Realized pay also shows strong alignment to shareholder returns. The following graph shows how total compensation of the individual in the CEO role has been impacted by and is aligned with share price performance. The value of equity compensation on grant date (as reported in the Summary compensation table) and as realized by the executive (at time of vest or exercise), is graphed against cumulative TSR. The equity granted to Mr. Rollinson has decreased each of the past two years in recognition of falling shareholder returns. Mr. Rollinson’s ‘take home’ pay has been impacted even more significantly by the falling share price as the value of the realized pay has been significantly lower than the value granted.

The following definitions have been applied in the graph at left:

•	Equity value granted: Equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the Summary compensation table for that year).
•	Equity value realized: The total of the value of RSUs/RPSUs which vested in the year shown, based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid). Unvested RSUs/RPSUs and unexercised options are excluded.
•	Cumulative TSR uses the same cumulative returns as shown on the five-year graph above (for Kinross shares on the TSX).
•	Annual TSR assumes the reinvestment of dividends, and reflects Kinross’ total shareholder returns on the TSX for each calendar year.

2016 Management information circular   51

In 2015, normalized total direct compensation (base salary plus short- and long-term incentives) for NEOs decreased by 24% over 2014. This decrease reflected reductions in the total compensation paid to the NEOs to recognize the negative TSR, as well as a change in the executives who comprise the NEOs. It also reflects the change in exchange rates between 2014 and 2015 (excluding the exchange rate impact, this difference would have been 9%).

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs (US$)(1)	Total compensation for NEOs as a % of operating earnings (2), (3)	Total compensation for NEOs as a % of total equity (3)
2015(4)	15,673,075	13,470,956	n/a	0.40%
2014(5)	19,439,306	17,613,013	8.67%	0.40%
Change (2014 to 2015)	(3,766,231)	(4,142,057)	n/a	0.00%

1.	Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short- and long-term incentives) for all executives, based on their year-end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It excludes one-time payments, such as new hire grants, signing/retention bonuses, etc.
2.	Operating earnings were negative for the years ending December 31, 2014 and 2015. For the purposes of this table, for 2014, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows (expressed in millions of dollars):
	2015 ($US)	2014 ($US)
Operating earnings (loss)	(742.9)	(1,027.2)
Add back: impairment	699.0	1,251.4
Operating earnings before impairment charges	(43.90)	224.2

The 2015 value is “n/a” as the operating earnings before impairment charges are also negative, as shown above.

3.	Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.
4.	2015 compensation was paid in Canadian dollars and converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.
5.	Reflects compensation for NEOs as reported in the 2015 management information circular.

Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson’s performance in 2015. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2015 Objectives	2015 Results

Strategy and capital decisions: Continue to refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

•   determining the best path forward on Tasiast;

•   making decisions on possible acquisitions;

•   determining the best allocation of resources to existing mines and future projects;

•   maximizing the value of existing resources.

•    Developed a potential new path forward for Tasiast which minimizes risk and maximizes opportunity in the context of the current macro conditions

•    Pursued and made decisions on a number of possible acquisitions, culminating in the announcement of the purchase of 100% of Bald Mountain, and 50% of Round Mountain

•    Completed a positive pre-feasibility study on La Coipa

•    Oversaw a number of improvements to existing operations, including tailings re-processing at Paracatu and Process Solution management at Round Mountain

52   Kinross Gold Corporation

2015 Objectives	2015 Results

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value with investors. Build and maintain positive relationships with key governments. Specific steps include:

•   engaging with investors regarding company strategy, direction, options and results;

•   reinforcing key messages in the market;

•   maintaining and continuing to enhance credibility with investors;

•   identifying and seeking out new investors as appropriate;

•   maintaining effective working relationships with governments.

•    Maintained credibility with investors through continued delivery on costs, production, capital, and safety – despite the increasingly difficult environment and several operational challenges

•    Held 181 one-on-one meetings with investors (at conferences, in person at their location, in person in Toronto, or by phone)

•    Continued to enhance reputation with investors, through ongoing engagement, and attending investor conferences

•    Achieved successful voting results at the 2015 AGM (Say on Pay, changes to by-laws, etc.)

•    Share price performance has been in line with gold peers

•    Several new investors now have significant investments in Kinross

•    Oversaw effective government relations in all our jurisdictions, including strong relationships at the most senior levels in Russia

Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

•   keep senior leadership team (SLT) engaged and aligned despite challenges; integrate new SVP, HR with minimal disruptions to the team; ensure effective interactions and team decision-making;

•   demonstrate leadership to the global organization through communication of company direction and challenges;

•   maintain morale, and continue to reinforce Kinross values and culture;

•   review organization structure and cost-base.

•    SLT team has been streamlined, and has remained engaged and committed despite significant market and operational challenges

•    Successfully integrated new SVP, HR

•    Continued to reinforce the Kinross values and culture, communicating key messages through times of change and challenge, resulting in an ongoing low level of voluntary turnover across the company

•    Completed a review of the organization’s structure and costs, resulting in the dissolution of the America’s region, closure of the Denver office, and an expected 20% reduction in overhead costs

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

•   transparent communications;

•   engaging the board at appropriate times for decision-making.

•    Maintained consistent communication with the board, especially regarding important strategic decisions (e.g., mergers and acquisitions, Tasiast)

•    Held a successful strategic offsite

•    Helped identify and interview several board candidates

•    Supported board transitions, including inducting and assimilating two new board members

•    Provided transparent communications

•    Oversaw annual shareholder outreach process

2015 Performance and Compensation
Performance rating	Strong
Individual STI rating	110%
STI payment	$1,465,230
Total direct compensation	$5,208,141 – just above the median of the comparator group
Pay mix	82% at-risk pay (equity + STI); 54% in equity; Equity mix includes 50% RPSUs, 30% RSUs, 20% Options

2016 Management information circular   53

Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer. In October of 2013, Mr. Giardini assumed responsibility for Information Technology.

The following summarizes Mr. Giardini’s performance in 2015 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2015 Objectives	Mr. Giardini’s objectives for 2015 included: managing liquidity and financing for the company; managing credit rating relationships and maintaining investment grade ratings; overseeing the system for consolidated financial reporting; enhancing overall company reporting and control processes; providing oversight and leadership on information technology.
2015 Accomplishments

Treasury:

•   Continued the focus on managing the balance sheet and maintaining strong liquidity

•   Extended the credit facility and extended the term loan by one year

•   Maintained investment grade ratings except where impacted by falling gold prices

•   Completed centralization of gold sales, including instituting new sales process for Russia gold sales

•   Oversaw management of the insurance function, actively managing renewals to seek cost-savings and successfully negotiating business interruption insurance claims

•   Presented updated hedging policy to the Board

•   Prepared regular liquidity reviews at various commodity prices

Tax:

•   Completed implementation of holding company structure

•   Actively managing various VAT and other tax matters in the jurisdictions in which the Company operates

IT:

•   Successfully completed various system upgrades and roll outs on time and on budget

FP&A / Financial Reporting

•   Continued focus on disciplined capital allocation decisions

•   Implemented a new system to better track, document and approve capital expenditures

•   Continued to advance the working capital initiative, resulting in an improved focus on working capital at all sites

•   Streamlined board and audit and risk committee materials and gathered feedback to ensure appropriate level of detail was being provided; integrated new committee member

•   Actively participated in and supported the cost reduction initiative

Other:

•   Supported Corporate Development activities, from due diligence through integration, on tax (including synergies), financing / liquidity and rating agency assessment

•   Developed finance leadership for succession planning and other opportunities

•   Represented the company to various external agencies, at investor conferences and on the World Gold Council

2015 Performance Decisions

•   Performance rating: Good

•   Individual STI rating: 100%

•   STI payment: $469,625

•   Total direct compensation: about the 75th percentile of the comparator group

•   Pay mix: 79% at-risk pay (STI + equity); 56% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Warwick P. Morley-Jepson, Executive Vice-President and Chief Operating Officer

Mr. Morley-Jepson joined Kinross in October 2009 as Regional Vice-President, Russia. He was promoted to the role of Executive Vice-President and Chief Operating Officer on October 1, 2014.

The following summarizes Mr. Morley-Jepson’s performance in 2015 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

54   Kinross Gold Corporation

2015 Objectives	Mr. Morley-Jepson‘s objectives for 2015 included: leading the organization to achieve industry-leading health and safety standards; studying and delivering options for increasing future value on key projects; delivering production, cost and capital guidance from existing operations; delivering a successful exploration program; building technical bench strength and competence; enhancing employee development and succession planning in operations.
2015 Accomplishments

Safety: Kinross leads as best in class on safety, with its best levels yet, including:

•   Total Reportable Injury Frequency rate (TRIFR) of 0.34 (target range was 0.50 to 0.60)

•   Severity rating (excluding fatalities) of 0.8 against a target of 3.6 to 5.4

•   On leading indicators, achieved 95.7% against a target of 95%

Study and deliver future value:

•   Tasiast: Put forward well-received option, providing the company with a very feasible and technically viable option to deliver increased value from Tasiast

•   La Coipa: High quality prefeasibility study completed on time and presented, incorporating positive exploration results from Pompeya Phase 7; also included strategic options considering the current economic situation

Production, Cost and Capital guidance:

•   Despite a number of challenges (Round Mountain mill fire; optimizing throughput and recoveries at Tasiast & Paracatu; power issues at Chirano and water issues at Paracatu; floods in Chile), met guidance on all three key measures by being at the top of the range of production guidance and the bottom of the range in cost guidance

Other:

•   Exploration successes, including extending mine life at Kupol and Chirano. With the inclusion of the Bald Mountain acquisition, maintained the company’s proven and probable mineral reserves at 34 million ounces and increased measured and inferred mineral resources by 24% year on year

•   Significant new talent added; ‘Ready Now’ successors identified for all senior management position within Operations and Exploration

•   Successful Continuous Improvement initiatives, including Tailings processing at Paracatu; Mill throughput enhancements at Tasiast; Process Solution Management at Round Mountain; accelerated ounce production at Dvoinoye

•   Significant support provided for Corporate Development activities and mine operations through Kinross Technical Services, Supply Chain, and Exploration

•   Positive start to engagement and integration efforts for Bald Mountain

2015 Performance Decisions

•   Performance rating: Strong

•   Individual STI rating: 115%

•   STI payment: $478,656

•   Total direct compensation: below the median of the comparator group

•   Pay mix: 78% at-risk pay (STI + equity); 56% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations & Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In 2012, he took on responsibility for the corporate development function, and was promoted to the role of Executive Vice-President, Corporate Development and Chief Legal Officer. In 2013, Mr. Gold assumed leadership responsibility for human resources (until April 2015), corporate office services, security and global lands. In 2016, his responsibilities further expanded to encompass government and investor relations, and communications.

The following summarizes Mr. Gold’s performance in 2015 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2015 Objectives	Mr. Gold’s objectives for 2015 included: providing legal and corporate development leadership; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, office services, global lands and security functional areas; and providing leadership to human resources and then transitioning to a new leader.

2016 Management information circular   55

2015 Accomplishments

•   Oversaw a number of comprehensive corporate development review processes

•   Led the negotiation and completion of the acquisition of the Bald Mountain mine and 50% of the Round Mountain mine

•   Oversight and completion of the U.S. and Canadian Class Action settlements and related issues

•   Leadership and oversight of key regulatory matters

•   Led HR through Q1 2015, including overseeing inaugural shareholder engagement program on governance and compensation

•   Helped with the selection and transition of HR successor

•   Oversight and implementation of various corporate and Board Committee governance initiatives (in consultation with the Board of Directors and CEO), including: development of a consolidated corporate governance guidelines policy; committee restructuring; implementation of enhanced director nomination and term limits; committee charter and corporate by-law revision process

2015 Performance Decisions

•   Performance rating: Strong

•   Individual STI rating: 115%

•   STI payment: $729,089

•   Total direct compensation: between median and the 75th percentile of the comparator group

•   Pay mix: 80% at-risk pay (STI + equity); 50% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Gina Jardine, Senior Vice-President, Human Resources

Ms. Jardine joined Kinross in April 2015 as the Senior Vice-President, Human Resources.

The following summarizes Ms. Jardine’s performance in 2015 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2015 Objectives	Ms. Jardine’s objectives for 2015 included: leading the global human resource (HR) function including talent, leadership and reward programs; developing a new HR strategy; working with the human resource and compensation committee on executive compensation; facilitating a global cost reduction initiative.
2015 Accomplishments

•   Successfully integrated into Kinross organization and contributed proactively with SLT, Kinross Board and senior members of staff

•   Acted as a sounding board for SLT members, and contributed to overall SLT functioning / dynamics

•   Developed and obtained Board approval for new HR strategy, aligning it with company strategy and market reality

•   Led the overhead cost reduction exercise which is expected to result in a 20% savings on overhead costs and further organizational efficiencies in the reduction of 110 personnel and the Denver office closure

•   Specifically de-layered the HR group and reduced cost by 47%

•   Streamlined and simplified the global mobility policy, identifying opportunities for cost savings, while maintaining a competitive and cost-effective program

•   Streamlined and integrated the Talent and Performance processes for implementation in the 2016 performance cycle

•   Streamlined and simplified the 4PP process to ensure alignment with business priorities and to promote transparency for the 2016 business cycle

•   Implemented the recruiting module of the HR system, enabling one-stop shop for managers for all HR-related activities

•   Represented Kinross at numerous external functions providing ambassadorship for the Kinross Brand.

•   Supported due diligence activities, and actively driving the HR integration for Bald Mountain

•   Provided oversight and input to global labour negotiations and compensation reviews as required

2015 Performance Decisions

•   Performance rating: Good

•   Individual STI rating: 100%

•   STI payment: $193,043 (for the partial year, April through December 2015)

•   Total compensation: about the 50th percentile of the comparator group

•   Pay mix (excluding one-time awards): 74% at-risk pay (STI + equity); 54% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

56   Kinross Gold Corporation

Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

								2015 actual
		Company		Individual		Total		target for		Calculated	Actual
		results x		results x		performance		purposes of		2015 STI	2015 STI
Named Executive Officer	Title	60% weight	+	40% weight	=	multiplier	x	calculating STI	=	($USD) (1)	($USD) (1)
J. Paul Rollinson	President and CEO	100%		110%		104%		150%		$1,465,230	$1,465,230

Tony S. Giardini	EVP & Chief Financial Officer	100%		100%		100%		100%		$469,625	$469,625

Warwick P. Morley-Jepson	EVP & Chief Operating Officer	100%		115%		106%		100%		$478,656	$478,656

Geoffrey P. Gold	EVP, Corporate Development,	100%		115%		106%		140%		$729,089	$729,089
	External Relations & Chief
	Legal Officer
Gina Jardine (2)	SVP, Human Resources	100%		100%		100%		75%		$193,043	$193,043

1.	Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.
2.	Ms. Jardine’s STI payment was prorated based on the portion of year worked.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

2016 Management information circular   57

Executives

Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2015 regarding the annual compensation paid to or earned by the company’s CEO, the Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2015 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

					Non-equity incentive
						Long-
			Share-	Option-	Annual	term
			based	based	Incentive	Incentive	Pension	All	Total
Name and		Salary(2)	Awards(3)(5)	Awards (4)(5)	Plans (6)	Plans	Value (7)	Compensation (8)	Compensation
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2015	939,250	2,242,929	560,732	1,465,230	n/a	514,781	229,212	5,952,135
President and CEO	2014	1,120,600	3,448,000	862,000	1,428,765	n/a	420,225	239,831	7,519,421
	2013	1,128,240	4,143,649	1,035,912	1,692,360	n/a	423,090	247,754	8,671,005

Tony S. Giardini	2015	469,625	969,306	242,327	469,625	n/a	140,888	95,549	2,387,319
Executive Vice-President	2014	560,300	1,255,072	313,768	554,697	n/a	168,090	124,033	2,975,960
& Chief Financial Officer	2013	597,027	1,087,498	543,749	657,200	n/a	179,108	194,134	3,258,716

Warwick P. Morley-Jepson (9)	2015	451,563	957,313	239,328	478,656	n/a	135,469	133,407	2,395,735
Executive Vice-President	2014	396,140	1,379,200	344,800	555,990	n/a	80,813	373,237	3,130,179
& Chief Operating Officer	2013	273,792	239,563	102,670	158,629	n/a	0	327,603	1,102,257

Geoffrey P. Gold	2015	491,300	966,878	241,720	729,089	n/a	339,802	76,621	2,845,410
Executive Vice-President	2014	586,160	1,406,784	351,696	815,349	n/a	219,810	94,171	3,473,969
Corporate Development, External	2013	592,326	1,176,879	588,440	753,006	n/a	222,124	100,436	3,433,211
Relations & Chief Legal Officer
Gina M. Jardine	2015	252,331	1,004,239	251,060	409,793	n/a	60,058	114,994	2,092,475
Senior Vice-President
Human Resources

1.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange rates for CAD $1.00: 2015- 0.722500; 2014 - 0.862000; 2013 - 0.940200.
2.	Mr. Giardini was appointed Executive Vice-President and Chief Financial Officer on December 1, 2012 and his base salary was increased from CAD $620,000 to CAD $650,000 on July 1, 2013. Mr. Morley-Jepson began the transition to Chief Operating Officer on July 1, 2014 and his base salary was increased from CAD $428,489 ($299,942 net of taxes) to CAD $625,000. Ms. Jardine was appointed Senior Vice-President, Human Resources on April 7, 2015 with an annual base salary of CAD $475,000.
3.	Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. 2015 one-time grant values include: for Ms. Jardine $289,000 in RSUs and $289,000 in RPSUs as part of her on hire grant. The grant date fair value in the “Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, under International Financial Reporting Standards (IFRS), the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The fair value for RSUs is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

58   Kinross Gold Corporation

Assumption	Feb 15, 2016	May 8, 2015	Feb 13, 2015	Feb 18, 2014	Feb 19, 2013
Share price (CAD$)	$4.17	$2.96	$3.73	$5.72	$8.03
Kinross beta versus the peer group	1.162	1.088	1.095	1.052	1.087
Average peer group volatility	49.4%	41.7%	41.2%	36.3%	30.7%
Kinross volatility	56.9%	43.4%	42.8%	40.2%	36.0%
Risk-free interest rate	0.89%	0.71%	0.42%	1.19%	1.21%
Fair value of RPSU (CAD$/RPSU)	$4.47	$2.68	$3.69	$5.39	$7.05

Grants made in February 2013 with respect to performance in 2012 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $3,127,544, Mr. Giardini $602,728, Mr. Morley-Jepson $426,571 (net of taxes) and Mr. Gold $1,250,666. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted share units” on Page 40, and “Restricted performance share units” on Pages 41 to 43.

4.	Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. 2015 one-time grant values include: for Ms. Jardine $144,500 in options as part of her on hire grant. Option grants made to the NEOs in February 2013 with respect to performance in 2012 which are not included in the “Summary compensation table” had the following values: Mr. Rollinson $1,563,769, Mr. Giardini $301,868, Mr. Morley-Jepson $268,968 (net of taxes) and Mr. Gold $536,000. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	Feb 15, 2016	May 8, 2015	Feb 13, 2015	Feb 24, 2014	Feb 19, 2013
Share price (CAD$)	$4.17	$2.96	$3.73	$5.82	$8.03
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	1.99%
Expected volatility	56.9%	42.4%	43.3%	39.9%	40.4%
Risk-free interest rate	0.56%	0.98%	0.63%	1.57%	1.43%
Expected option life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Fair value per stock option granted (CAD$ /option)	$1.92	$1.07	$1.35	$2.05	$2.37

See the information under “Stock options” on Page 43 for more details.

5.	The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance.

			Share-based awards			Option-	Number of units awarded
	Year					based		RPSUs
	included in		RSUs	RPSUs	Total	awards	RSUs	(at target)	Options
Executive	compensation	Grant date	(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2015	February 15, 2016	841,098	1,401,831	2,242,929	560,732	279,173	434,547	404,577
	2014	February 13, 2015	1,293,000	2,155,000	3,448,000	862,000	402,145	677,507	738,940
	2013	February 18/24, 2014	2,071,825	2,071,825	4,143,649	1,035,912	385,245	409,211	538,567
Tony S. Giardini	2015	February 15, 2016	363,490	605,816	969,306	242,327	120,648	187,794	174,843
	2014	February 13, 2015	627,536	627,536	1,255,072	313,768	195,175	197,290	268,975
	2013	February 18/24, 2014	543,750	543,749	1,087,498	543,749	101,108	107,398	282,693
Warwick P. Morley-	2015	February 15, 2016	358,992	598,320	957,313	239,328	119,155	185,471	172,679
Jepson	2014	February 13, 2015	689,600	689,600	1,379,200	344,800	214,478	216,803	295,576
	2013	February 18/24, 2014	136,893	102,670	239,563	102,670	25,455	20,279	53,378
Geoffrey P. Gold	2015	February 15, 2016	362,579	604,299	966,878	241,720	120,346	187,324	174,405
	2014	February 13, 2015	703,392	703,392	1,406,784	351,696	218,767	221,139	301,488
	2013	February 18/24, 2014	588,439	588,440	1,176,879	588,440	109,418	116,225	305,928
Gina M. Jardine	2015	February 15, 2016	159,839	266,399	426,239	106,560	53,053	82,580	76,885
	2015	May 8, 2015	289,000	289,000	578,000	144,500	135,136	149,254	187,074

6.	Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2014 figure for Mr. Morley-Jepson includes a $129,300 (net of taxes) retention bonus. The 2015 figure for Ms. Jardine includes a one-time signing bonus of $216,750. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on Pages 46 to 57 of this circular. The short-term incentive plan is described on Page 38.
7.	This column includes compensatory contributions made to each NEO’s executive retirement allowance plan, including a one-time catch up contribution for Mr. Rollinson of $115,600, and for Mr. Gold of $130,999, reflecting the additional 3% contribution for that period of their eligible service which exceeded 60 months. Further details regarding the executive retirement allowance plan can be found on Page 45.

2016 Management information circular   59

8.	This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; and home security services (including the cost of related taxes for each NEO). It also includes relocation benefits (including flights, temporary housing, moving allowance, and related taxes) in the case of Mr. Giardini in 2013, Mr. Morley-Jepson in 2014, and Ms. Jardine in 2015. Further details relating to benefits and perquisites can be found beginning on Page 44. In addition to perquisites, the figures in this column include the value of the company match for the Employee Share Purchase Plan, as outlined on Page 44, and in the case of Mr. Morley-Jepson, expatriate benefits (including taxes paid on all direct compensation and benefits, travel and assignment premiums), and contributions made to the international savings plan (a savings plan where the company directed a portion of contribution to the plan, and expatriate employees could elect to make additional contributions, and receive a match in the form of incremental compensation to be contributed to the savings plan). In 2015, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows, rounded to the nearest whole percent and dollar, respectively:

		Value	% of total
Name	Type of perquisite	(US$)	perquisites
J. Paul Rollinson	Additional disability coverage	87,013	48%
	Benefit reimbursement plan	54,188	30%
Tony S. Giardini	Additional disability coverage	19,286	27%
	Benefit reimbursement plan	43,350	60%
Warwick P. Morley-Jepson	Additional disability coverage	13,988	26%
	Additional life insurance coverage	19,630	36%
Geoffrey P. Gold	Benefit reimbursement plan	43,350	57%
Gina M. Jardine	Benefit reimbursement plan	43,350	38%
	Relocation Expenses	43,651	38%

9.	As an expat in 2013 and through June 2014, Mr. Morley-Jepson’s employment agreement provided for net base salary, short- and long-term incentives, with the company paying any tax obligations on his behalf in both the home and host countries. Therefore, amounts reported for 2013 for Mr. Morley-Jepson's salary, share-based and option-based awards, and annual incentive plans are net of taxes. Mr. Morley-Jepson's salary reported for January through June 2014 is also net of taxes. All taxes paid on behalf of Mr. Morley-Jepson are included as part of all other compensation in the year paid (2013, 2014 and 2015).

Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2015:

			Option-based awards			Share-based

						Number of	Market or	Market or
		Number of				shares or	payout value of	payout value of
		securities			Value of	units of	share-based	vested share-
		underlying	Option		unexercised	shares that	awards	based awards
		unexercised	exercise		in-the-money	have not	have not	not paid out or
		options	price(1)	Option expiration	options (3)	vested (4)	vested (1),(5)	distributed
Name	Grant date	(#)	(US$)	date (2)	(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 22, 2011	152,966	$11.74	February 22, 2018	$0	1,894,782	$3,436,139	0
	February 21, 2012	196,769	$7.85	February 21, 2019	$0
	September 17, 2012	146,384	$7.21	September 17, 2019	$0
	February 19, 2013	455,318	$5.80	February 19, 2020	$0
	February 24, 2014	538,567	$4.20	February 24, 2021	$0
	February 13, 2015	738,940	$2.69	February 13, 2022	$0
Tony S. Giardini	December 3, 2012	87,963	$7.27	December 3, 2019	$0	597,404	$1,083,376	0
	February 19, 2013	14,043	$5.80	February 19, 2020	$0
	February 24, 2014	282,693	$4.20	February 24, 2021	$0
	February 13, 2015	268,975	$2.69	February 13, 2022	$0
Warwick P. Morley-	February 22, 2011	38,221	$11.74	February 22, 2018	$0	486,396	$882,067	0
Jepson	February 21, 2012	51,333	$7.85	February 21, 2019	$0
	August 13, 2012	55,632	$5.90	August 13, 2019	$0
	February 19, 2013	49,542	$5.80	February 19, 2020	$0
	February 24, 2014	53,378	$4.20	February 24, 2021	$0
	February 13, 2015	295,576	$2.69	February 13, 2022	$0
Geoffrey P. Gold	February 22, 2011	115,174	$11.74	February 22, 2018	$0	710,090	$1,287,731	0
	February 21, 2012	141,374	$7.85	February 21, 2019	$0
	February 19, 2013	224,653	$5.80	February 19, 2020	$0
	February 24, 2014	305,928	$4.20	February 24, 2021	$0
	February 13, 2015	301,488	$2.69	February 13, 2022	$0
Gina M. Jardine	May 8, 2015	187,074	$2.14	May 8, 2022	$0	284,390	$515,734	0

60   Kinross Gold Corporation

1.	Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.
2.	Options expire after seven years for options granted on and after February 16, 2011.
3.	Based on the common share price on the TSX on December 31, 2015 of CAD $2.51, less the option exercise price.
4.	Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2015. The calculation for outstanding RPSUs granted on February 19, 2013 uses 67% for the vesting of all units, and the calculation for outstanding RPSUs granted on February 18, 2014, February 13, 2015 and May 8, 2015 assumes the vesting of all units at target (100%).
5.	Based on the common share price on the TSX on December 31, 2015 of CAD $2.51.

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2015 under the short- and long-term incentive plans:

	Option-based	Share-based	Non-equity
	awards(1),(3) –	awards(2),(3) –	incentive plan
	Value vested	Value vested	compensation(3),(4)
	during the	during the	– Value earned
	year	year	during the year
Name	(US$)	(US$)	(US$)
J. Paul Rollinson	0	684,648	1,465,230
Tony S. Giardini	0	102,016	469,625
Warw ick P. Morley-Jepson	0	112,150	478,656
Geoffrey P. Gold	0	286,619	729,089
Gina M. Jardine	0	0	193,043

1.	Based on the common share price on the TSX on the vesting date, less the option exercise price.
2.	Based on the common share price on the TSX on the vesting date.
3.	Value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.
4.	Non-equity incentive plan compensation earned during the year excludes signing bonuses, retention bonuses, and other non-performance related payments.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2015:

	Number of		Share price
	options	Grant	on exercise	Value
	exercised	price(1)	date(1)	realized(1)
Name	and sold	(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0
Tony S. Giardini	0	n/a	n/a	0
Warw ick P. Morley-Jepson	0	n/a	n/a	0
Geoffrey P. Gold	0	n/a	n/a	0
Gina M. Jardine	0	n/a	n/a	0

1.	Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2015 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs (2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD $	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	22,127,410	7.57	28,616,640
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	22,127,410	7.57	28,616,640

2016 Management information circular   61

1.	This table does not include options and RSUs granted in early 2016 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.
2.	Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.
3.	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 8,614,386 RSUs were outstanding as of December 31, 2015.
4.	Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 35,000,000.
5.	In addition, as of December 31, 2015, 510,546 common shares remained available for issuance under the Share Purchase Plan.
6.	Includes options outstanding pursuant to plans assumed by the company in connection with acquisitions of other entities consisting of 117,145 options with a weighted average exercise price of CAD$8.21 under the Underworld Resources Inc. stock option plan.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of March 22, 2016:

	Restricted Share Plan		Share Option Plans						Share Purchase Plan
					Assumed Stock
			Share Option Plan		Option Plan (1)		Total
		% of Out-		% of Out-		% of Out-		% of Out-		% of Out-
	No.	standing	No.	standing	No.	standing	No.	standing	No.	standing
		Shares		Shares		Shares		Shares		Shares
Maximum shares issuable	35,000,000	2.813	31,166,667	2.505	420,180	0.034	31,586,847	2.539	5,666,666	0.455
Shares issued to date	12,031,210	0.967	5,706,802	0.459	303,035	0.024	6,009,837	0.483	5,156,120	0.414
Shares issuable underoutstanding awards	9,909,954	0.797	14,873,083	1.195	117,145	0.009	14,990,228	1.205	N/A	N/A
Shares available for future awards	13,058,836	1.050	10,586,782	0.851	N/A	N/A	10,586,782	0.851	510,546	0.041

1.	Option plan for Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans:	CAD $7.16
Weighted average remaining term of all outstanding options under all plans:	4.40 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 4,418,053 RPSUs: 5,491,901

Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of March 22, 2016	35,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	2.81%	2.51%	0.46%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution and burn rate percentages in respect of options under the company’s stock option plan for the fiscal years ended 2015, 2014 and 2013:

62   Kinross Gold Corporation

	2015	2014	2013
Overhang the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	2.22%	2.23%	1.35%
Dilution options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	1.17%	1.02%	0.89%
Burn Rate the number of options issued each year, expressed as a percentage of the issued and outstanding common shares of the company at the end of the fiscal year.	0.31%	0.29%	0.26%

Plan amendments

Restricted Share Plan

Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:

•	increases the number of common shares reserved for issuance under the restricted share plan, except in connection with a change of control or pursuant to the provisions in the restricted share plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;
•	extends eligibility to participate in the restricted share plan to non-employee directors;
•	permits restricted share rights to be transferred other than for normal estate settlement purposes;
•	permits awards, other than the restricted share rights, to be made under the restricted share plan;
•	reduces restrictions on the restricted period for restricted share rights granted under this plan except in the event of death, retirement or termination of employment or upon a change of control; or
•	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share Option Plan

Under the terms of the share option plan, shareholder approval is required for any amendment, modification or change that:

•	increases the number of common shares reserved for issuance under the share option plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;
•	reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;
•	extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;
•	extends eligibility to participate to non-employee directors;
•	permits stock option rights to be transferred other than for normal estate settlement purposes;
•	permits awards, other than the stock option rights, to be made under the share option plan;

2016 Management information circular   63

•	reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control; or
•	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share Purchase Plan

Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification or change that:

•	increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,
•	extends eligibility to participate in the share purchase plan to non-employee directors,
•	permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,
•	permits awards, other than the common shares, to be made under the share purchase plan, or
•	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the share purchase plan in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, which was subsequently amended and restated in 2015. The terms of this restated plan are described under “Retirement allowance” on Page 45. The following is a table showing the accumulated value under the executive retirement allowance plan in 2015 for each NEO (sum of elements may vary slightly due to rounding) (1):

	Accumulated value at			Accumulated value at
	start of year	Compensatory(2)	Non-compensatory	year end
Name	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	1,472,123	514,781	39,974	2,026,878
Tony S. Giardini	297,119	140,888	8,230	446,236
Warw ick P. Morley-Jepson	67,951	135,469	2,863	206,282
Geoffrey P. Gold	1,364,917	339,802	36,108	1,740,826
Gina M. Jardine	0	60,058	371	60,428

1.	Retirement allowance values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD 0.722500.
2.	Contributory amount includes a one-time catch up contribution for Mr. Rollinson of $115,600, and for Mr. Gold of $130,999, reflecting the additional 3% contribution for that period of their eligible service which exceeded 60 months, as outlined under “Retirement allowance” on page 45.

64   Kinross Gold Corporation

Employment contracts

Highlights • All change of control agreements are double-trigger • Contracts for all new executives, including COO, limit payment on change of control to 2x base, bonus, and benefits.	Upon hire, all executives enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on Page 37.

Compensation on termination of employment

Among other things, the employment agreements for each of the NEOs generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to NEOs in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to NEOs if the NEO’s employment is terminated or the NEO is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders;
•	a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or
•	the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor.

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:

2 times:

•  base salary, and

•  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:

•  the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times (or 2 times in the case of Mr. Morley-Jepson and Ms. Jardine):

•  base salary, and

•  the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:

•  the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)
Benefits:

continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

•  for Messrs. Giardini and Morley-Jepson and for Ms. Jardine, the estimated cost to the company of providing such health, dental and life insurance benefits;

•  for Mr. Gold, 30% of salary; and

•  for Mr. Rollinson, a lump sum payment of CAD$500,000.

continue for 3 years (2 years for Mr. Morley-Jepson and Ms. Jardine) or, alternatively, a lump sum payment in lieu of benefits equal to:

•  for Messrs. Giardini and Morley-Jepson and for Ms. Jardine, the estimated cost to the company of providing health, dental and life insurance benefits;

•  for Mr. Gold, 30% of salary; and

•  for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive Retirement Allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions (2 years for Mr. Morley-Jepson and Ms. Jardine).

2016 Management information circular   65

Provision	Termination without cause(1)	Termination following change of control
RSUs, RPSUs and options:

CEO: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2).

All other NEOs: all equity which would otherwise have vested during the ensuing 2 years (and for Ms. Jardine, all outstanding equity granted on May, 8, 2015 as part of her on hire grant) will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) sixty days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.

All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.	All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months of the date of hire.
2.	The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance payable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, with lesser of 12 months and original term to exercise	All RSUs / RPSUs are automatically settled for common shares	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance payable to surviving beneficiary or estate

1.	All equity is permitted to vest in accordance with normal vesting schedule when executives 1) reach minimum early retirement age as specified in the Company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; 3) provide a minimum 3 months’ notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO still serving on and after December 31, 2015 that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

66   Kinross Gold Corporation

	Estimated incremental value of termination as of December 31, 2015 (1)
			Termination
			following
	Compensation	Termination	change of	Retirement/	Death / change	Termination
Name	component	without cause	control	resignation(2)	of control(3)	with cause
J. Paul Rollinson	Severance payment	$4,696,250	$7,044,375	$0	$0	$0
	Accelerated vesting of equity	$8,299	$17,013	$0	$17,013	$0
	Benefits / ERAP	$1,207,153	$1,789,416	$0	$0	$0
	Total	$5,911,702	$8,850,804	$0	$17,013	$0
Tony S. Giardini	Severance payment	$1,909,206	$2,863,809	$0	$0	$0
	Accelerated vesting of equity	$0	$8,113	$0	$8,113	$0
	Benefits / ERAP	$309,876	$482,804	$0	$0	$0
	Total	$2,219,082	$3,354,726	$0	$8,113	$0
Warwick P. Morley-Jepson	Severance payment	$1,806,250	$1,806,250	$0	$0	$0
	Accelerated vesting of equity	$0	$7,287	$0	$7,287	$0
	Benefits / ERAP	$365,177	$365,177	$0	$0	$0
	Total	$2,171,427	$2,178,715	$0	$7,287	$0
Geoffrey P. Gold	Severance payment	$2,456,500	$3,684,750	$0	$0	$0
	Accelerated vesting of equity	$0	$9,084	$0	$9,084	$0
	Benefits / ERAP	$587,682	$797,712	$0	$0	$0
	Total	$3,044,182	$4,491,546	$0	$9,084	$0
Gina M. Jardine	Severance payment	$1,201,156	$1,201,156	$0	$0	$0
	Accelerated vesting of equity	$0	$5,463	$0	$5,463	$0
	Benefits / ERAP	$204,061	$204,061	$0	$0	$0
	Total	$1,405,217	$1,410,680	$0	$5,463	$0

Termination payments are calculated and payable in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.722500.

1.	These tables reflect the estimated incremental payments that are triggered under each circumstance identified in the respective headings.
2.	Upon retirement, NEOs receive accumulated values in the executive retirement allowance plan as reported under “Executive retirement allowance plan” on Page 45. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.
3.	Upon death and change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2015 corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that results or will result from the resignation, retirement or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

2016 Management information circular   67

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

Highlights

Financial

•	Non-audit fees were approximately 9% of total fees charged by the company’s auditor,
•	No adverse audit opinions since formation in 1993,
•	No financial restatements since 2005*,
•	No untimely financial disclosures since 2005*,
•	No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005*,
•	No material weaknesses in internal controls since reporting of such was first required commencing 2006, and
•	Chair of the audit and risk committee is a “financial expert”.

* The company did not file its audited financial statements for the year ended December 31, 2004 on time as a result of questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. Management cease trade orders were issued in respect of this failure and it affected all of the directors of the company from July 6, 2005 through until the lifting of the orders on February 22, 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

Directors

•	3 of 9 directors were women (33%),
•	8 of 9 directors were independent, including an independent chair (89%),
•	All board committees were composed solely of independent directors,
•	All directors standing for re-election at the meeting attended 100% of the board and their respective committee meetings, with the exception of Mr. Huxley who was unable to attend one of the nine board meetings,
•	The board met independently of management at 8 of the 9 meetings (89%),
•	All of the board committees met independently of management at all of their respective meetings,
•	Board meetings have a majority quorum requirement,
•	Majority voting applies to annual director elections,
•	All directors standing for re-election at this meeting were (re-)elected in 2015 with greater than 96% of the votes cast,
•	Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,
•	Annually, the board evaluates itself, as a whole, and as individual directors,
•	The board conducted a 360 degree peer review of its members,
•	The board cannot issue blank check preferred stock, and
•	The company has a shareholder rights plan in effect until 2018.

Regulatory compliance

The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices, and the corporate governance and nominating committee recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices.

Regulatory changes have come into effect, or are proposed, under the rules and regulations in Canada, including the Extractive Sector Transparency Measures Act and the Capital Markets Act, as well as in the U.S., including clawback policy rules proposed under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.

68   Kinross Gold Corporation

Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the “NYSE standards”) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.

Our board of directors

There are currently ten members of the board, of whom nine are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the “independent chair”) is an independent director who has been designated by the full board to assume the leadership of the board and to enhance and protect, with the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:

•	chairing all meetings of directors,
•	providing leadership to the board to enhance the board’s effectiveness,
•	managing the board,
•	acting as a liaison between the board and management, and
•	representing the company to certain external groups.

A copy of the position description of the independent chair is available upon request to the Corporate Secretary of the company.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for the board and each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:

•	the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,
•	the fulfillment of the board and committee duties, and
•	the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2015, the independent directors met without management present at eight of the nine board meetings held during the year.

The attendance record of each director standing for re-election at the meeting and who was also on the board as of December 31, 2015, at all board committee meetings held during the last year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under “About the nominated directors” on Page 11.

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Code of business conduct and ethics

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s whistleblower policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer, the General Counsel or, as applicable, to the Vice-President, Human Resources.

A copy of the Code may be accessed on the company’s website at www.kinross.com or under the company’s profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

•	promoting compliance with the Code, including applicable laws, rules and regulations,
•	providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,
•	promoting a culture of open communication, honesty and accountability, and
•	ensuring awareness of disciplinary action for violations of ethical business conduct.

The company’s Vice-President, Compliance provides day-to-day leadership to and manages the company’s global compliance with the Code and other core policies including management of the company’s whistleblower policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee; corporate governance and nominating committee; corporate responsibility and technical committee and human resource and compensation committee.

The charter of the board sets out specific responsibilities, some of which include:

•	appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,
•	the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans,
•	the review and approval of corporate objectives and goals applicable to senior leadership team of the company,
•	defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and
•	obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.

70   Kinross Gold Corporation

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.

In carrying out its mandate, the board met nine times in 2015, on eight of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

•	adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,
•	reviewed and approved financial statements,
•	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities, approved the 2016 budget,
•	reviewed and approved amendments to the board committee charters,
•	reviewed director profiles,
•	received reports from the chair of the audit and risk committee regarding financial, audit, internal control and legal matters and the implementation and operationalization of the risk management framework,
•	received reports from the chair of the corporate governance and nominating committee on current governance practices, the company’s compliance practices, reviewed recommendations to approve various board policies, and received a report on director nomination,
•	received reports from the chair of the corporate responsibility and technical committee regarding environmental, health and safety matters, the overall process relating to the reporting of the company’s mineral reserves and mineral resources; material exploration, operating, development and technical activities; and the process for identification and management of technical and operating risks.
•	received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs,
•	reviewed issues relating to the company’s material properties,
•	reviewed and approved board policy for other directorships,
•	approved parent guarantee of letter of credit facility for the Chirano mines,
•	received an update on the La Coipa pre-feasibility studies and Chilean project strategy,
•	approved the purchase from Barrick Gold Corporation of assets located in Nevada, including the Bald Mountain mine and the 50% interest in the Round Mountain mine not already owned by the company, and
•	approved the filing of a base shelf prospectus.

Position descriptions

The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by, among other things:

•	reviewing and approving the agenda for each committee meeting,
•	presiding over committee meetings,
•	obtaining reports from management regarding matters relevant to their mandate, and
•	reporting to the full board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which include:

•	assuming the leadership of management and the day to day leadership of the company,
•	developing and recommending Kinross’ strategic plans,
•	implementing Kinross’ business and operational plans,
•	reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,
•	ensuring that Kinross’ strategic business plan is carried out efficiently, with integrity and ethically, and
•	communicating and liaising with investors, other stakeholders and public markets.

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Assessing the board

The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, board committees and individual directors. The board has a formal board and committee evaluation process which is completed annually and consists of evaluation forms for the board, as a whole, each of the committees and for individual directors. In addition to the above, performance evaluations are completed annually for the board chair and the chairs of the committees.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

Nominating and method of voting for directors

The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board.

Among the duties under its mandate, the corporate governance and nominating committee:

•	reviews the composition of the board to ensure it has an appropriate number of independent directors,
•	maintains an evergreen list of potential nominees,
•	analyzes the needs of the board when vacancies arise,
•	ensures that an appropriate selection process for new board nominees is in place,
•	makes recommendations to the board for the election of nominees to the board,
•	continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
•	identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board the corporate governance and nominating committee takes into account the following considerations:

•	the independence of each director,
•	diversity of the board, including gender representation,
•	the competencies and skills that the board, as a whole, should possess, and
•	the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

Skills and experience

The matrix below shows the mix of skills and experience of the board as at December 31, 2015 in areas that are important to the company’s business. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	8
International – experience working in a major organization that has business in one or more international jurisdictions	8
Senior officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	8

72   Kinross Gold Corporation

Skill / area of experience	Directors with significant skills or experience
Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	9
Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	5
Information technology – experience in information technology with major implementations of management systems	3
Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	7
Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	6
Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7
Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	6
Governance/board – experience as a board member of a major organization	6
Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Diversity

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2012, the board developed and approved a written board diversity policy. In 2013, with a focus on increasing the board’s gender diversity, the corporate governance and nominating committee actively recruited for women and successfully added two women directors to the board. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors. The board has set as a target that at least 33% of the members of the board should be women. The current representation of women on the board stands at 30% (3 of 10) and all of the women directors, Mses. Lethbridge, McLeod-Seltzer and Power will stand for re-election at this meeting and upon successful election, the representation of women on the board will be 33% (3 of 9).

Kinross is committed to a merit-based system for board composition, which requires a diverse and inclusive culture. When identifying suitable candidates for appointment to the board, Kinross will consider candidates on merit against an objective criteria having due regard to the benefits of diversity and the needs of the board. Any search firm engaged to assist the board or the corporate governance and nominating committee in identifying candidates for appointment to the board shall be directed to include female candidates and female candidates will be included in the board’s evergreen list of potential board nominees. The corporate governance and nominating committee will continue to review the board diversity policy annually and assess its effectiveness in promoting a diverse board which includes an appropriate number of women directors.

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Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written policy on diversity and inclusion with respect to its employees. The policy is titled “The Kinross Way for Diversity and Inclusion”, and it provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different including visible differences such as ethnicity, race, gender, age and physical appearance as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women, but to outline a framework that will enable the evolution of diverse employee representation, including women as executive officers. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2016, the representation of women in executive officer positions within Kinross and its subsidiaries was at 8 women which was 14.5% (March 1, 2015: 21.16%) of executive officer positions.

The Kinross Way for Diversity and Inclusion is supported by a number of activity based measurements specifically aimed at increasing the representation of women at Kinross globally, and is focused on recruitment, management development and succession. These include activities to assess the reasons female employees are attracted to work at Kinross and its subsidiaries as well as exit interviews to determine any unique reasons that women leave Kinross and activities to expand our inclusion of women in succession planning pools and in development programs. Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:

•	request that directors determine their training and education needs and interests,
•	arrange ongoing visitation by directors to the company’s facilities and operations,
•	arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and
•	encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

74   Kinross Gold Corporation

The following table provides details regarding various continuing education events held for, or attended by, the company’s directors during the financial year ended December 31, 2015. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
February, 2015	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John M.H. Huxley
February, 2015	BMO Gold Industry Conference	BMO	Catherine McLeod-Seltzer
June, 2015	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson
August, 2015	State of the Gold Industry	RBC Capital Markets	Catherine McLeod-Seltzer
September, 2015	Mining Conference	Bank of America/Merrill Lynch	John A. Brough
September, 2015	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer
September, 2015	Denver Gold Group Conference	Denver Gold Group	Catherine McLeod-Seltzer
October, 2015	GTA Financial Services Audit Committee Chair Roundtable	E&Y	John A. Brough
October, 2015	Board and Direct Evaluation: Behaviors that Can make or Break Board Effectiveness	Institute of Corporate Directors	John A. Brough
October, 2015	Corporate Board Member Annual Summit	NYSE Board Leadership Program	Kelly Osborne
October, 2015	SAP CEO Summit	SAP	J. Paul Rollinson
October, 2015	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson
November, 2015	Board Issues and Trends Re Corporate Governance Panel	Canadian Investor Relations Institute	Catherine McLeod-Seltzer
November, 2015	Best Practises in Executive Compensation	Towers Watson	John A. Brough
December, 2015	Common Reporting Standard Webcast	KPMG	John A. Brough
December, 2015	Market Perspectives on the Gold Industry	RBC Capital Markets	John A. Brough John K. Carrington John M.H. Huxley Ave Lethbridge Catherine McLeod-Seltzer John E. Oliver Kelly Osborne Una Power Paul Rollinson

360 degree peer review

In 2015, the board conducted a 360 degree peer review of its members.  Each director completed evaluation forms respecting their peers, their committees and the chair of the board. Forms were collected and reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair.

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Board term and renewal

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities. In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after 10 years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73.

These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

Board committee reports

Audit and risk committee

Members: John A. Brough (Chair), John M. H. Huxley, Ave Lethbridge, Una M. Power.

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and at least two members, Mr. Brough the chair, and Ms. Power are audit committee financial experts in accordance with the NYSE standards and U.S. Securities and Exchange Commission (SEC) requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:

•	the integrity of Kinross’ financial statements,
•	the independent auditors’ qualifications and independence,
•	the performance of the internal audit functions, and
•	the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee

•	reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,
•	assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,
•	reviews all insurance coverage, and
•	disclosure respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met four times in 2015, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•	received reports from the disclosure committee chair,
•	reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases,
•	obtained treasury reports on cash flows, gold sales and borrowing matters,
•	reviewed and approved 2015 internal audit plan,
•	met with the internal audit function with and without management being present,
•	approved audit engagements,
•	met with the external auditors with and without management being present,
•	obtained reports from the external auditors,

76   Kinross Gold Corporation

•	met with management separately,
•	reported to the full board on financial, audit and internal control matters,
•	reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system,
•	received updates on material claims (actual contingent or potential) and material legislative changes,
•	received reports on and considered the company’s compliance practices and whistleblower reports, and
•	reviewed and recommended for approval a revised charter.

Additional information regarding the company’s audit and risk committee is contained in the company’s annual information form (AIF) under the heading audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company’s profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John A. Brough”

Chair, Audit and Risk Committee

Corporate governance and nominating committee

Members: John K. Carrington, John M. H. Huxley (Chair), Catherine McLeod-Seltzer, Kelly J. Osborne.

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, responsibility for identifying and proposing new qualified nominees to the full board, for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee’s mandate includes:

•	assisting the independent chair in carrying out his responsibilities,
•	annually reviewing the board and committee charters,
•	evaluating the performance of the directors and the committees and assisting the Chairman with the evaluation of the board as a whole,
•	received periodic reports under the company’s whistle blower program,
•	recommending procedures to enable the board to meet on a regular basis without management,
•	adopting procedures to ensure that the board can conduct its work effectively and efficiently,
•	receiving periodic reports on compliance of core policies,
•	reporting to the full board on corporate governance matters,
•	reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,
•	analyzing the needs of the board when vacancies arise,
•	overseeing implementation of an appropriate selection process for new board nominees,
•	making recommendations to the board for the election of nominees to the board,
•	continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
•	identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Skills and experience” on Page 72).

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In carrying out its mandate, the corporate governance and nominating committee met six times in 2015, and on five of those occasions also met independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•	verified the independence of the directors,
•	reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices,
•	received reports on the whistleblower program and considered the company’s compliance practices,
•	conducted a 360 degree peer review in accordance with previously approved processes (see “360 degree peer review” on Page 75), reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,
•	provided feedback to the full board regarding the above evaluations,
•	assessed the company’s directors and officers liability insurance needs,
•	reviewed and made recommendations to revise the board and committee charters,
•	reviewed and made recommendations to the board to approve the Director Service Limits Policy and Policy on Other Directorships,
•	reviewed and recommended to the board the approval of the Corporate Governance Guidelines, and
•	completed a nomination process and identified new nominees for election to the board of directors.

The Corporate Governance Guidelines and the charter of the corporate governance and nominating committee are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.

“John M. H. Huxley”

Chair, Corporate Governance and Nominating Committee

Corporate responsibility and technical committee

Members: John K. Carrington, Catherine McLeod-Seltzer (Chair), Kelly J. Osborne, Una M. Power.

The corporate responsibility and technical committee is composed entirely of independent directors. The mandate of the corporate responsibility and technical committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes:

•	providing advice to assist management in achieving the objectives set out in the Kinross environmental policy and framework, and discussing with management any necessary improvements to such policy and its framework of implementation,
•	assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs obtaining periodic reports on such programs,
•	reviewing the qualifications of individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,
•	reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,
•	considering with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimate,
•	reviewing and comment on items in the annual budget related to exploration, development and operational matters,
•	reviewing material proposals for mining capital programs,
•	considering with management, the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,

78   Kinross Gold Corporation

•	reviewing identification of risks related to exploration, development, and operating activities and the systems and practices in place for mitigating such risks, and
•	considering any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the corporate responsibility and technical committee met seven times during 2015, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•	reviewing and recommending to the board for approval, its initial charter and recommending revisions, as necessary,
•	reviewing periodic reports from management on health and safety matters and environmental compliance reports,
•	obtaining regular updates on reclamation matters,
•	obtaining periodic updates on major project permitting activities, legislative and regulatory matters,
•	periodic updates on the company’s community and government relations initiatives, and on the implementation of the company’s corporate responsibility strategy,
•	receiving an update on the La Coipa pre-feasibility studies and the Chilean operations strategy,
•	reviewing and recommending to the board for approval, the 2016 operations and exploration budget, and
•	receiving an update on the company’s material properties.

In addition to the above, the corporate responsibility and technical committee provided feedback and advice to management regarding these matters and reported to the full board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.

A copy of the corporate responsibility committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“Catherine McLeod-Seltzer”

Chair, Corporate Responsibility and Technical Committee

Human resource and compensation committee

Members: John A. Brough, John M. H. Huxley, Ave Lethbridge, John E. Oliver (Chair).

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers (including NEOs), directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals. In 2015, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company’s senior executive officers and directors during the most recently completed financial year (see “Independent advice”, Page 25). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Compensation” starting on Page 18 and “Compensation governance” on Page 21.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the human resource and compensation committee has been formalized in a written charter.

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In carrying out its mandate, the human resource and compensation committee met six times in 2015, on each occasion also meeting independent of management.

In fulfilling its mandate in 2015 with respect to total compensation, the human resource and compensation committee:

•	approved equity grants,
•	reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,
•	reviewed the existing compensation model including the philosophy, methodology and program design,
•	examined the comparator groups and approved changes as discussed on Page 31,
•	reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on Page 32,
•	“Stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,
•	reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,
•	reviewed employment contract terms for all senior executives,
•	reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,
•	reviewed and recommended all compensation matters as it related to the senior executives including employment offers, promotions and severance arrangements,
•	compared Kinross’ performance relative to the comparator group and benchmarks,
•	completed an assessment of performance results relative to the strategic plan of the company and the annual four point plan,
•	reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,
•	recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,
•	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters,
•	reviewed and recommended for approval its revised charter,
•	reviewed all of the company’s global pension plans,
•	received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary, and
•	reviewed and approved a revised Executive Retirement Allowance Plan.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John E. Oliver”

Chair, Board of Directors

Chair, Human Resource and Compensation Committee

80   Kinross Gold Corporation

Other information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available on request to the Corporate Secretary or on the company’s website at www.kinross.com. During 2015, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Say on pay and shareholder engagement” on Page 21.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2015, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2015, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 22, 2016 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors’ and Officers’ Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on May 1, 2016, is US$225 million in the aggregate, inclusive of defence costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of US$5 million for each loss on securities claims brought in the US and US$2.5 million each for other claims (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2015 was US$1.11M, for 2014 was US$1.35M and for 2013 was US$1.33M, no part of which is or was payable by the directors or officers of the company.

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The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the Ontario Business Corporations Act. No indemnification payments were made to any director and officer of the company in 2015.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com. Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2015 and can also be found under the company’s profile on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

82   Kinross Gold Corporation

Appendix A

CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

♦	Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

♦	Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

♦	Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

♦	The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

♦	Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

♦	With the assistance of the Human Resources and Compensation Committee:

-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.
-	Reviewing succession plans for the CEO and other executive officers.

♦	With the assistance of the Corporate Governance and Nominating Committee:
-	Developing Kinross’ approach to corporate governance.
-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.
-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

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-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.
-	Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.
-	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.
♦	With the assistance of the Audit and Risk Committee:
-	Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.
-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
-	Assessing the independence of the auditors.
-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.
-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.
-	Without limitation to the Board of Directors’ overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management’s systems and processes for managing such risks.
♦	With the assistance of the Corporate Responsibility and Technical Committee:

-	Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.
-	Supervising management’s performance on safety, health, environmental stewardship and corporate responsibility.
♦	Provide oversight to the overall process relating to:
a.	the reporting on the quantity and quality of Kinross’ mineral reserves and resources.
b.	The material exploration, operating, development and technical activities;
c.	The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee
d.	The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.
♦	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

♦	Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

♦	Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

♦	The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

♦	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

♦	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

♦	Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

♦	Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

♦	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

84   Kinross Gold Corporation

Schedule “A”

Independence Requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”)

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

(a)	has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)	is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

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Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)	A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

86   Kinross Gold Corporation

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272

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